UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

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BED BATH & BEYOND INC.
(Name of Registrant as Specified in Its Charter)

LEGION PARTNERS HOLDINGS, LLC

LEGION PARTNERS, L.P. I

LEGION PARTNERS, L.P. II

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. XII

LEGION PARTNERS, LLC

LEGION PARTNERS ASSET MANAGEMENT, LLC

CHRISTOPHER S. KIPER

RAYMOND T. WHITE

MACELLUM HOME FUND, LP

MACELLUM MANAGEMENT, LP

MACELLUM ADVISORS GP, LLC

JONATHAN DUSKIN

ANCORA CATALYST INSTITUTIONAL, LP

ANCORA CATALYST, LP

MERLIN PARTNERS INSTITUTIONAL, LP

ANCORA MERLIN, LP

ANCORA SPECIAL OPPORTUNITY FUND

ANCORA/THELEN SMALL-MID CAP FUND

ANCORA ADVISORS, LLC

FREDERICK DISANTO

THERESA R. BACKES

JOHN E. FLEMING

SUE ELLEN GOVE

JANET E. GROVE

JEFFREY A. KIRWAN

JEREMY I. LIEBOWITZ

CYNTHIA S. MURRAY

HUGH R. ROVIT

ALEXANDER W. SMITH

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 10, 2019

LEGION PARTNERS HOLDINGS, LLC

___________________, 2019

It is Time for the Current Board to be Held Accountable for Years of Poor Performance, Failed Initiatives, and Self-Enriching Executive Compensation Packages

Wholesale Board and Leadership Change is Necessary to Address the Magnitude of Value Destruction and Shareholders’ Serious Concerns

We Believe Bed Bath Has Significant Value and Can Thrive Under New Leadership

Vote the WHITE Proxy Card Today to Support Our Highly Qualified Slate of Directors Who Are Committed to Implementing a Comprehensive Turnaround Plan

Dear Fellow Bed Bath Shareholder:

Legion Partners Holdings, LLC and the other participants in this solicitation (collectively, the “Investor Group” or “we”) beneficially own a total 6,914,939 shares of Bed Bath & Beyond Inc., a New York corporation (“Bed Bath” or the “Company”), including 1,419,500 shares underlying currently exercisable call options, or approximately 5.2% of the outstanding common stock, par value $0.01 per share (the “Common Stock”), making us one of the Company’s largest shareholders.

Bed Bath is a great company with tremendous potential and a dedicated workforce of approximately 62,000 employees that we believe can thrive under the right leadership. Unfortunately, CEO Steven Temares and the board of directors (the “Board”) have presided over an extended period of poor stock price performance, poor operating performance, poor corporate governance, and substantial destruction of shareholder value. Since early 2015, the stock has lost over 80% of its value. Moreover, Bed Bath’s CEO Steven Temares has overseen the destruction of more than $8 billion in market value over his 15-year tenure, with total shareholder returns of negative 58%, while receiving, together with Co- Chairmen Emeriti of the Board, Warren Eisenberg and Leonard Feinstein, over $300 million in total compensation over the past 15 years. Notwithstanding four consecutive failed say-on-pay votes, the Board failed to hold itself accountable and even unanimously voted to reject the resignation of a member of the compensation committee after she received more “Against” votes than “For” votes at last year’s 2018 annual meeting of shareholders.

Not until faced with stockholder pressure, did the Board take steps to change its composition. We do not believe the recent Board changes go far enough to address the prolonged underperformance of the Company and destruction of shareholder value. The recent board changes were not announced with a strategic plan developed by the newly constructed Board. Instead, the Company announced it would continue the status quo - implementing its strategic initiatives that we do not believe have shown evidence of the transformational change needed to save this business, as indicated by management’s 2019 guidance of a 4.0% sales decline at the midpoint and flat sales in 2020. We continue to believe that CEO Steven Temares must be replaced and new, independent directors with deep retail experience must be added to the Board. We fully appreciate that asking for control, let alone the removal of an entire Board, is no trivial matter. However, in our view, there is an urgent need for wholesale Board and leadership changes at Bed Bath before the Company’s failures become irreparable.

The upcoming 2019 annual meeting of shareholders of Bed Bath (the “2019 Annual Meeting”) represents a critical juncture for shareholders at Bed Bath to elect a new Board comprised of all-star executives who are both highly qualified and excited to significantly improve the operating performance, oversight, and value of the Company for the benefit of all shareholders. We have gone to great lengths to carefully select ten director nominees who will bring substantial skills directly relevant to Bed Bath’s business and current challenges, including: sourcing, supply chain and private label; retail operations; marketing, branding and e-commerce; and investments, governance, real estate, and turnarounds. Notably, among our slate of director nominees are several highly accomplished executives with direct experience successfully leading some of the most well-known brands in the world or overseeing similar turnarounds at competing home furnishing companies such as Chico’s, Ellery Homestyles, Macy’s, Pier 1 Imports, Target, The Gap, Walmart and Zales.

Our slate of director nominees is committed to executing on a comprehensive strategic plan that we released, which includes a quantified time and action plan that prioritizes the following initiatives: launching an immediate search for a top-flight CEO to lead the Company, addressing the Company’s weak sales, improving gross margins, adopting cost-cutting measures, creating an incentive compensation structure that better aligns pay-for-performance, optimizing inventory levels, and reviewing all non-core businesses and assessing their value as part of the business or their potential value to other parties. Shareholders can see our full strategic plan at www.restorebedbath.com.

We hope that you share our excitement to seize the opportunity Bed Bath represents with a newly constituted and extraordinarily capable board of directors at the helm. We believe that shareholders have suffered long enough at Bed Bath. Fortunately, shareholders finally have the opportunity to choose a much better alternative at the 2019 Annual Meeting.

The Company may try to argue that we are seeking a level of Board representation that is disproportionate to our 5.2% ownership interest in the Company. It is important to understand, however, that this election is not about the Investor Group versus the current Board. This election is about what is best for the Company and its shareholders. We strongly believe that anything short of a full change in the Board at the 2019 Annual Meeting will be wholly inadequate to rectify the magnitude of value destruction, operational underperformance and governance issues at Bed Bath. We have gone to great lengths to identify ten highly credible director candidates who are independent-thinking business leaders who are committed to putting the best interests of Bed Bath’s shareholders first. Therefore, while the election of a majority of our director candidates may be sufficient to ensure that the changes we are seeking are implemented at Bed Bath following the 2019 Annual Meeting, we have nevertheless nominated a full slate because we believe that each of the director nominees that we have identified is more qualified than the Company’s nominees and that each will bring more relevant skills and experiences to the different aspects of Bed Bath’s business and current challenges than the incumbent nominees the shareholders would otherwise be forced to accept. We believe shareholders deserve to have the best possible Board, comprised of the most talented and experienced individual directors.

Each of our director nominees is committed to the implementation of our comprehensive turnaround plan for Bed Bath. Therefore, in the event that our director nominees comprise a majority of the Board following the 2019 Annual Meeting, we expect that the Board, consistent with its fiduciary duties, will implement our comprehensive turnaround plan for Bed Bath. While we have confidence that our director nominees’ plans for Bed Bath will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of our comprehensive turnaround plan will ultimately enhance shareholder value. In the event that our director nominees comprise less than a majority of the Board following the 2019 Annual Meeting, there can be no assurance that any actions or changes proposed by our director nominees, including the implementation of our turnaround plan, will be adopted or supported by the Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about ____________, 2019.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the 2019 Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support, Christopher S. Kiper Legion Partners Holdings, LLC

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED MAY 10, 2019

2019 ANNUAL MEETING OF SHAREHOLDERS

OF

Bed Bath & Beyond Inc.

_________________________

PROXY STATEMENT
OF
LEGION PARTNERS HOLDINGS, LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), and the other participants in this solicitation (collectively, the “Investor Group” or “we”) are significant shareholders of Bed Bath & Beyond Inc., a New York corporation (“Bed Bath” or the “Company”), who beneficially own, in the aggregate, approximately 5.2%1 of the outstanding shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company, including approximately 1.0% of shares underlying call options that are currently exercisable. We are furnishing this proxy statement and accompanying WHITE proxy card to holders of common stock, par value $0.01 per share (the “Common Stock”) of Bed Bath in connection with the solicitation of proxies in connection with the Company’s 2019 annual meeting of shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof, the “2019 Annual Meeting”). The 2019 Annual Meeting will be held on a date, and at a time and place, to be determined by the Company.2

We are seeking your support at the Company’s 2019 Annual Meeting of Shareholders for the following:

1.	To elect Legion Partners Holdings’ ten (10) director nominees, Theresa R. Backes, Jonathan Duskin, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Cynthia S. Murray, Hugh R. Rovit, and Alexander W. Smith (each a “Nominee” and, collectively, the “Nominees”) to hold office until the 2020 Annual Meeting of Shareholders (the “2020 Annual Meeting”) and until their respective successors have been duly elected and qualified;

2.	To vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers;

___________________________

1 Because the Company has not yet publicly disclosed how many shares of Common Stock are outstanding as of [ ], 2019, the record date for the Annual Meeting, the percentages of ownership reported throughout this Proxy Statement are based upon 132,089,269 shares outstanding, as of March 30, 2019, which is the total number of shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2019.

2 The Company has not yet publicly disclosed the date, time and place of the 2019 Annual Meeting. Once the Company publicly discloses such date, time and place, Legion Partners Holdings intends to supplement this Proxy Statement with such information and file revised definitive materials with the Securities and Exchange Commission.

3.	To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending February 29, 2020; and

4.	To transact such other business, if any, as may properly come before the 2019 Annual Meeting and any adjournment thereof.

The Investor Group is seeking to elect a full slate of nominees to the Company’s Board of Directors (the “Board”) because we believe that the magnitude of value destruction, gravity of corporate governance issues and deterioration in operational performance necessitates wholesale change in the boardroom. Legion Partners Holdings has nominated a slate of highly qualified and capable candidates with relevant backgrounds and industry experience. If elected, the nominees will bring fresh perspectives, talented leadership, and responsible oversight in implementing a much-needed turnaround at Bed Bath.

Legion Partners Holdings believes the terms of all ten (10) directors currently serving on the Board expire at the 2019 Annual Meeting. This Proxy Statement is only soliciting proxies to elect the Nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

As of the date hereof, Legion Partners Holdings, together with Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”), Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”), Legion Partners Special Opportunities, L.P. XII, a Delaware limited partnership (“Legion Partners Special XII”), Legion Partners, LLC, a Delaware limited liability company (“Legion LLC”), Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), Christopher S. Kiper, Raymond T. White (collectively, the “Legion Group”), Macellum Advisors GP, LLC, a Delaware limited liability company (“Macellum GP”), Macellum Home Fund, LP, a Delaware limited partnership (“Macellum Home”), Macellum Management, LP, a Delaware limited partnership (“Macellum Management”), Jonathan Duskin (collectively, the “Macellum Group”), Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), Merlin Partners Institutional, LP, a Delaware limited partnership (“Merlin Institutional”), Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”, and together with Ancora Merlin Institutional, Ancora Catalyst Institutional and Ancora Catalyst, the “Ancora Funds”), Ancora Special Opportunity Fund, a series of the Ancora Trust, an Ohio business trust (“Ancora Special Opportunity”), Ancora/Thelen Small-Mid Cap Fund, a series of the Ancora Trust, an Ohio business trust (“Ancora/Thelen”), Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), Frederick DiSanto (together with the Ancora Funds, the “Ancora Group”), and each of the other Nominees (each a “Participant”) collectively beneficially own 6,914,939 shares of Common Stock (the “Investor Group Shares”), including 1,419,500 shares of Common Stock underlying call options that are currently exercisable. We intend to vote the Investor Group Shares FOR the election of the Nominees, AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers, and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending February 29, 2020, as described herein.

The Company has set the close of business on [_____] [__], 2019 as the record date for determining shareholders entitled to notice of and to vote at the 2019 Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 650 Liberty Avenue, Union, New Jersey 07083. Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2019 Annual Meeting. The Company has not yet publicly disclosed how many shares of Common Stock are outstanding as the Record Date. As of March 30, 2019, there were 132,089,269 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on April 30, 2019. Once the Company publicly discloses the number of shares of Common Stock outstanding as of the Record Date, Legion Partners Holdings intends to supplement this Proxy Statement with such information and file revised definitive materials with the SEC.

THIS SOLICITATION IS BEING MADE BY THE INVESTOR GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2019 ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE INVESTOR GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2019 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

THE INVESTOR GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2019 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2019 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2019 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2019 Annual Meeting—This Proxy Statement and our WHITE proxy card are available at

www.restorebedbath.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. The Investor Group urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with the Investor Group’s recommendations on the other proposals on the agenda for the 2019 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Investor Group, c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our ten (10) Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

BACKGROUND OF THE SOLICITATION

•	From September 2016 to January 2019, the Macellum Group regularly reached out to Janet M. Barth, Vice President of Investor Relations, to discuss the Company’s business and quarterly results.

•	In November and December 2018, the Legion Group and Macellum Group began to discuss their shared concerns with the Company’s prolonged underperformance, sustained shareholder value destruction and egregious corporate governance practices, including the Board’s disregard for the shareholder vote at the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”), in which Victoria Morrison received 56% of the votes cast against her but the Board unanimously reappointed her to the Board, notwithstanding four consecutive failed say-on-pay votes.

•	On January 10, 2019, the Legion Group called Ms. Barth, to discuss questions related to the Company’s performance and to try to set up a meeting with Chief Executive Officer (CEO) Steven H. Temares.

•	On January 11, 2019, the Legion Group and Macellum Group formally agreed to work together as a group and to engage with the Company regarding their concerns. The Legion Group and Macellum Group subsequently reached out to the Company to try to schedule a meeting with CEO Temares but were largely ignored.

•	On February 27, 2019, the Legion Group and Macellum Group sent a letter to Mr. Temares expressing their frustration that their prior requests to meet were ignored. In the letter, the Legion Group and Macellum Group noted their serious concerns with the Company’s prolonged underperformance and requested a meeting within two weeks to discuss their concerns and to better understand his plans for improving Bed Bath and stopping what the Legion Group and Macellum Group believed was a downward spiral of results that has led to the significant destruction of shareholder value.

•	On March 14, 2019, representatives of the Legion Group and Macellum Group met with Mr. Temares, Chief Financial Officer and Treasurer, Robyn M. D'Elia, Chief Operating Officer and President, Eugene A. Castagna, Chief Administrative Officer, Susan E. Lattmann and Ms. Barth at the Company’s headquarters in New Jersey to discuss their concerns with the Company’s underperformance, poor shareholder returns, and executive compensation.

•	On March 15, 2019, the Legion Group requested from the Company the forms of director questionnaire (the “Questionnaire”) and representation agreement (the “Representation Agreement”) required under the Company’s Amended By-laws (the “Bylaws”) to be completed by each nominee nominated by a shareholder in order to nominate directors at the 2019 Annual Meeting.

•	On March 18, 2019, representatives of the Legion Group and Macellum Group, along with their legal counsel, Olshan Frome Wolosky LLP (“Olshan”), met with former Executive Chairmen, Warren Eisenberg and Leonard Feinstein, member of the Board, Patrick Gaston, Ms. Barth and the Company’s legal counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell”). At the meeting, representatives of the Legion Group and Macellum Group repeated their concerns with the Company’s underperformance and executive compensation and expressed the need for a change of a majority of the Board. The Company advised that they believed their strategy was working and initiatives adopted to address the Company’s performance were “ahead of plan.” The Company argued that results would come in 2020. Messrs. Eisenberg, Feinstein and Gaston also informed the Legion Group and Macellum Group that they had kept Victoria Morrison on the Board despite shareholders having voted to unseat her at the 2018 Annual Meeting due to her past contributions and legal skills.

•	Between March 19, 2019 and March 25, 2019, Olshan and Wachtell spoke and communicated via email on behalf of their respective clients to discuss the March 18, 2019 meeting as well as certain problematic provisions in the Questionnaire and Representation Agreement, which Olshan believed were not valid under New York law in order to nominate directors for election at a company’s annual meeting.

•	On March 20, 2019, Olshan sent a letter to Wachtell requesting an affirmative waiver to the requirement in the Questionnaire that each Nominee consent to being named in the Company’s proxy statement (the “Nominee Consent Requirement”). Olshan also noted that the Representation Agreement required the Nominating Shareholder to become a party thereto which was inconsistent with the Bylaws that only required each Nominee to execute a Representation Agreement.

•	Also on March 20, 2019, the Legion Group, the Macellum Group, the Ancora Funds, Ancora Advisors and Frederick DiSanto entered into a group agreement, pursuant to which the members agreed to, among other things, work together to nominate directors and solicit proxies for their election (the “Group Agreement”).

•	On March 21, 2019, Wachtell communicated to Olshan a proposal from the Company to add two (2) new directors to the Board to replace two (2) independent directors. Olshan indicated it would speak with its clients and requested a response to its March 20, 2019 letter.

•	On March 25, 2019, Olshan and Wachtell spoke about the Company’s proposal. Olshan communicated to Wachtell that the Investor Group believed more meaningful change was warranted at the Company and the replacement of two independent directors would not be sufficient. Olshan and Wachtell also discussed the issues set forth in Olshan’s March 20, 2019 letter. Wachtell communicated that it did not interpret the Nominee Consent Requirement to permit the Company to name any of the Nominees on the Company’s proxy card. Olshan requested written confirmation of the same.

•	On March 25, 2019, each of Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, Victor Herrero Amigo, Theresa R. Backes, Joseph Boehm, David A. Duplantis, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Jon Lukomnik, Cynthia S. Murray, Martine M. Reardon, Hugh R. Rovit, Joshua E. Schechter and Alexander W. Smith entered into a Joinder Agreement with the other parties to the Group Agreement pursuant to which they agreed, among other things, to become parties to the Group Agreement and be bound by the terms and conditions thereof.

•	On March 26, 2019, Legion Partners Holdings delivered a 1,035 page letter (the “Nomination Letter”) to Bed Bath nominating Victor Herrero Amigo, Theresa R. Backes, Joseph Boehm, David A. Duplantis, Jonathan Duskin, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Jon Lukomnik, Cynthia S. Murray, Martine M. Reardon, Hugh R. Rovit, Joshua E. Schechter and Alexander W. Smith for election to the Board at the 2019 Annual Meeting. Accompanying the Nomination Letter was a cover letter from Olshan to Wachtell relaying a verbal communication by Wachtell that the consents the Nominees were providing under the Questionnaires would not be interpreted by the Company to give the Company the right to include any of the Nominees in their proxy card in connection with the 2019 Annual Meeting.

•	Later on March 26, 2019, the Investor Group issued a press release announcing the nomination of sixteen highly-qualified independent candidates for election to the Board at the Annual Meeting. In the press release, the Investor Group noted that given the magnitude of value destruction at the Company, wholesale Board and leadership changes were warranted, including a search to replace CEO Steven Temares. The Investor Group noted that the Company has lost more than $8 billion in market value over Mr. Temares’ 15-year tenure as CEO, with total shareholder returns of negative 58% and, since early 2015, the stock has lost over 80% of its value. The Investor Group also noted issues with the Board’s lengthy average tenure of 19 years, the Company’s excessive executive pay packages, certain governance issues, among other things. The Investor Group also announced that it intended to deliver a detailed plan to turn the Company around in the near term that would focus on, among other things, recruiting a highly qualified CEO to lead the Company going forward, addressing the Company’s weak sales, improving gross margins, adopting cost-cutting measures, creating an incentive compensation structure that better aligns pay for performance, and reviewing all non-core businesses and assessing their value as part of the business or their potential value to other parties.

•	Also on March 26, 2019, Bed Bath issued a press release confirming receipt of the Nomination Letter from Legion Partners Holdings. The Company also publicly disclosed its intent to accelerate its Board refreshment program with investor input and repeated its belief that its strategy to transform the Company was ahead of plan.

•	On March 28, 2019, Legion Partners Holdings delivered a letter (the “Change-in-Control Letter”) to the Board explaining its concerns that following the Annual Meeting, should Legion Partners Holdings’ candidates constitute a majority of the Board, their appointment could trigger certain change in control provisions under certain of the Company’s material contracts and agreements unless they have been certified by the current Board as “continuing directors” in advance of such election. Accordingly, in order to maintain a level playing field, and to allow shareholders to make their voting decisions based solely on the merits, the letter requested written confirmation from the Company that, prior to the Annual Meeting, the Board will take all necessary steps to use its discretionary authority under such agreements to certify Legion Partners Holdings’ candidates as “continuing directors” and otherwise approve of their nomination such that the change in control provisions would not be triggered by the election of Legion Partners Holdings’ candidates to serve on the Board. Legion Partners Holdings requested to receive a response from the Company no later than April 3, 2019.

•	On March 29, 2019, Legion Partners Holdings delivered to Bed Bath a demand to inspect the Company’s books and records under Section 624 of the New York Business Corporation Law. The parties subsequently discussed and entered into a customary confidentiality agreement with respect to the information to be provided to Legion Partners Holdings.

•	On March 29, 2019, the Investor Group filed a Schedule 13D disclosing it had nominated sixteen candidates for election at the Annual Meeting and a collective beneficial ownership of approximately 5.0% of the Common Stock.

•	Also on March 29, 2019, Wachtell delivered a letter to Legion Partners Holdings identifying certain purported deficiencies in the Nomination Letter and alleging the nomination was not made in good faith because Legion Partners Holdings nominated more persons for election than vacancies expected at the 2019 Annual Meeting.

•	On March 31, 2019, Olshan, on behalf of Legion Partners Holdings, delivered a response letter (the “Response Letter”) to Wachtell’s March 29th letter refuting its claims that the Nomination Letter was deficient and addressing the Company’s concerns on a point-by-point basis. Olshan reiterated Legion Partners Holdings’ firm belief that its nomination constituted a good faith nomination, that the Bylaws didn’t prohibit the ability to nominate more persons than vacancies expected, that Legion Partners Holdings would only solicit votes for the number of vacancies actually existing and that the information provided in the Nomination Letter was more than sufficient according to the Company’s Bylaws and applicable governing law. Nevertheless, in addition to the Response Letter, Legion Partners Holdings provided to the Company a voluntary 474 page supplement (the “Supplemental Notice”) and supplements to each of the Questionnaires in order to address any purported inconsistences and provide additional disclosures as requested by the Company. The Group Agreement and Joinder Agreement were also amended as of such date to clarify that the Group Agreement will terminate immediately after the conclusion of the activities contemplated therein, but no later than the final certification by the inspector of elections of the votes for the 2019 Annual Meeting or earlier appoint by any Nominee to the Board, unless otherwise agreed to by the parties thereof.

•	On April 1, 2019, Wachtell delivered to Olshan a letter acknowledging receipt of the Response Letter and the Supplemental Notice as well as reiterating certain allegations that Legion Partners Holdings’ Nomination Letter was not submitted in good faith due to nominating more directors than expected vacancies.

•	On April 1, 2019, Olshan responded by email to Wachtell that the Company’s claims that Legion Partners Holdings’ Nomination Letter was not submitted in good faith were baseless because Wachtell admitted in its own letter that the Bylaws did not prohibit nominating more persons than seats available, so long as Legion Partners Holdings did not solicit in its definitive proxy statement more persons than vacancies existing at the 2019 Annual Meeting.

•	On April 3, 2019, the Company delivered to Legion Partners Holdings a letter in response to the Change-in-Control Letter claiming the Company would consider approving the Nominees for purposes of the change in control provisions in the Company’s contracts but would need to interview the Nominees in order to assess whether they meet the standard for approval.

•	On April 5, 2019, Legion Partners Holdings delivered a letter to the Company noting that well over 1,400 pages of information was provided to the Company in connection with the nomination of the Nominees, providing more than sufficient information to the Board to assess the qualifications of the Nominees. Legion Partners Holdings also noted that if shareholders conclude that the Nominees should be elected to the Board, that determination alone should suffice. Legion Partners Holdings concluded that the Board’s suggestion that it can override shareholder wishes and risk a default under its material agreements is improper and unlawful. Legion Partners Holdings asked again for the Company to, no later than April 15, 2019, approve of the Nominees as “continuing directors” in order to avoid any harm to shareholders’ inalienable rights to elect directors.

•	On April 5, 2019, Olshan delivered on Legion Partners Holdings’ behalf a letter to Wachtell to follow up on certain open matters including (i) requesting written confirmation no later than April 15, 2019 that the Company would not use the consents given pursuant to the Nominee Consent Requirement to name any Nominee in the Company’s proxy card, and (ii) a supplement to Mr. Duskin’s Questionnaire, which provided updated ownership information of shares of common stock of the Company beneficially owned by Mr. Duskin and certain other matters.

•	On April 8, 2019, the Investor Group issued a press release calling on the Board and management team of Bed Bath to increase its level of disclosure and transparency when it reports fourth quarter results on April 10, 2019. In its press release, the Investor Group compiled a list of ten questions for management to address that it believes shareholders deserve to know.

•	On April 10, 2019, Bed Bath announced its fourth quarter and full-year 2018 financial results, which included annual sales decline. Additionally, the Company named Patrick Gaston as Lead Independent Director despite the fact that he has been a director since 2007 and announced that it was accelerating its Board refreshment program and would anticipate further changes to the Board in the near term.

•	Later on April 10, 2019, the Investor Group issued a press release commenting on the Company’s fourth quarter 2018 earnings and what it believed was evidence of an acceleration of the Company’s operating deterioration. The Investor Group also expressed its deep concerns that management suggested they would reduce their coupon availability to improve profitability. The Investor Group stated its view that it would not make sense to make any couponing adjustments prior to executing on initiatives that would fundamentally improve the in-store experience for customers and drive retail traffic. The Investor Group also announced it planned to release its detailed operational plan over the next two weeks.

•	On April 12, 2019, Wachtell delivered a letter on behalf of the Board to Legion Partners Holdings responding to Legion Partners Holdings’ letters sent April 5, 2019. Wachtell’s letter did not respond to the request to confirm it would not name any Nominee in the Company’s proxy statement or proxy card. Instead, the Board merely responded to the request to approve the Nominees to avoid triggering certain change of control provisions under the Company’s material agreements. In the letter, the Board claimed it was not clear under New York law that the Board had the right to approve of potential director candidates that it was not endorsing. The Board further argued it needed to interview the Nominees in light of purported inaccuracies in the Questionnaires submitted by each Nominee, without identifying what purported inaccuracies existed. The Board noted it was “many weeks away” from filing its proxy statement and would continue to consider the matters raised in Legion Partners Holdings’ prior letters.

•	On April 17, 2019, Olshan delivered a letter to Wachtell to follow up on its letters dated March 26, 2019 and April 5, 2019 that sought to confirm the Company would not name any Nominee in the Company’s proxy statement or proxy card. Given the lack of response from the Company to these letters, Olshan stated that Legion Partners Holdings would expect the Company to either agree to (i) the use of a universal proxy card and to deliver to Legion Partners Holdings, written consents of the Company’s director nominees to be named in Legion Partners Holdings’ proxy card or (ii) provide written confirmation that the Company would not name any Nominee in the Company’s proxy statement or proxy card.

•	On April 19, 2019, Wachtell delivered a letter to Olshan on behalf of the Company in response to Olshan’s letter dated April 17, 2019 to confirm that the Company would not name any of the Nominees in the Company’s proxy card without their consent.

•	Later on April 19, 2019, the Company’s advisor, The Goldman Sachs Group, Inc. (“Goldman Sachs”), emailed Mr. Kiper to have a discussion regarding a potential settlement between the Company and Legion Partners Holdings. Goldman Sachs and Mr. Kiper had several calls later that day whereby Goldman Sachs suggested the Investor Group enter into a limited duration non-disclosure agreement to discuss potential changes at the Board level.

•	On April 21, 2019, at the urging of the Company, the Investor Group entered into a non-disclosure agreement with the Company and a proposal for settlement was delivered by Wachtell to Olshan. Given it was Easter Sunday, Olshan advised Wachtell that it would respond back to the proposal the next morning. The fact that the Investor Group had entered into a non-disclosure agreement was deemed confidential until April 24, 2019.

•	On April 22, 2019, less than 24 hours after entering into a non-disclosure agreement with the Investor Group, for the purposes of discussing a potential settlement agreement and without giving the Investor Group an opportunity to respond, the Company issued a press release and investor presentation announcing that it had reconstituted the Board, effective May 1, 2019, by having five current directors step down and appointing five new directors. The Company also announced that Co-Founders and Executive Chairmen Warren Eisenberg and Leonard Feinstein would transition to the role of Co-Founders, Co-Chairmen Emeriti and would retire from the Board but be permitted to attend all Board meetings (and be paid for their attendance) and that Patrick Gaston, who has been with the Board since 2007, would be named the Current Lead Independent Director.

•	On April 22, 2019, the Investor Group released a statement responding to the Company’s Board changes, stating that it believed the Board changes were not nearly enough when measured against what is needed to address the issues with the current Board and management, including that CEO Steven Temares must be held accountable for the Company’s prolonged poor performance and destruction of shareholder value. The Investor Group also noted that the Company’s announcement lacked any detailed strategic vision for driving value creation at the Company and, as a result, the Investor Group would continue to move forward with its campaign to install fresh, experienced and independent oversight and management at the Company. The Investor Group could not publicly disclose the fact that it had entered into a non-disclosure agreement with the Company until April 24, 2019, since that fact was deemed confidential information.

•	Also on April 22, 2019, Olshan, on behalf of Legion Partners Holdings, sent a letter to Wachtell requesting the use of a universal proxy card in light of the Board changes announced by the Company earlier that day. The letter explained Legion Partners Holdings’ belief that the use of a universal proxy card was best corporate governance and would provide shareholders the ability to elect the most qualified group of directors.

•	On April 24, 2019, Wachtell delivered a letter to Olshan indicating that the Company did not believe there was a need for the use of a universal proxy card.

•	On April 26, 2019, the Investor Group released a comprehensive presentation outlining their strategic plan for the Company. The strategic plan outlines a path forward to modernizing the Company’s retail practices and delivering a significant earnings per share improvement, including to (i) revamp the executive management team by hiring a world class CEO, (ii) reverse sales weakness by fixing the merchandise over-assortment problem through a detailed SKU rationalization process as well as developing a merchandise architecture that will better resonate with customers, (iii) turnaround the Company’s culture with an increased focus on employee training and education to improve motivation; (iv) significantly expand gross margins through improved vendor relations and drive profits by establishing a direct sourcing strategy and private label program as well as fixing mix issues created by the Company's shift to commoditized and lower margin products, (v) implement cost cutting measures, (vi) improve inventory by increasing inventory turns and (vii) fix capital allocation by reviewing all non-core businesses and assessing their value as part of the business or their potential value to other parties, among other things. The Investor Group also released a statement in conjunction with the strategic plan. The Investor Group stated that the recent Board changes announced by the Company are not nearly enough and appear hastily constructed. The Investor Group reiterated its belief that CEO Steven Temares must be terminated as soon as possible and new directors must be added to the Board that have direct experience in the following areas: customer-centricity, retail operations, sourcing, supply chain, private label, marketing, branding, e-commerce, and turnarounds.

•	Later on April 26, 2019, the Company issued a statement in response to the Investor Group’s comprehensive presentation, claiming it was executing on a comprehensive multi-year strategy that was “well underway and delivering results”, despite little evidence of improvements to the business. The Company also falsely stated that it had offered the Investor Group the opportunity to participate in the recent Board changes, when, in fact, the Investor Group had clearly stated it would respond to the Company’s proposal within 24 hours. Rather than wait for a response and work towards a settlement in good faith, the Company publicly announced its newly constructed board.

•	On May 2, 2019, the Investor Group issued a press release responding to Bed Bath’s recent Board changes and certain misleading claims. Specifically, the Investor group noted that it had made a significant effort to negotiate a settlement by entering into a non-disclosure agreement on Easter Sunday and was prepared to discuss the proposal made by the Company on Monday morning but was preempted by the Company’s rush to release its new director appointments. The Investor Group also outlined the Company’s refusal to agree to a universal proxy card and approve of the Nominees for the limited purpose of avoiding triggering a change of control that could result in the acceleration of the Company’s $1.5 billion notes. The Investor Group also expressed its belief that the newly constituted Board fell significantly short of the change needed for a number of reasons, including that CEO Temares would remain at the helm and the former Chairmen would continue to be paid to attend Board meetings. The Investor Group further expressed concern with CEO Temares’ statements that elements of Bed Bath’s turnaround plan were “substantially complete”, given the Investor Group’s observations that the rate of deterioration of the business was accelerating, based on the Company’s Q1 guidance. The Investor Group finally called upon Mr. Temares to stop making what appears to be reactive and untested operational and strategic changes to the business, particularly as it relates to the Company’s promotional stance, until shareholders can vote at the 2019 Annual Meeting.

•	On May 7, 2019, Wachtell delivered a letter to Olshan stating again that in order for the Board to approve of the Nominees for purposes of the change in control provisions in the Indenture, the Company would need to interview the Nominees. The letter also suggested that if Legion Partners Holdings would not allow its Nominees to be interviewed by the Board, the Investor Group should agree to indemnify the Company and the Board against any risks and costs resulting from the Board’s approval.

•	On May 10, 2019, Legion Partners Holdings filed a revised preliminary proxy statement confirming the Nominees as its slate of directors.

REASONS FOR THE SOLICITATION

WE BELIEVE THE TIME FOR SUBSTANTIAL CHANGE IS NOW

For far too long, the Board has presided over an extended period of poor stock price performance, decelerating operational performance, excessive compensation, and poor corporate governance. Prior to the recent board changes, which we view as reactive and hastily constructed in response to our active engagement, the average director tenure was approximately 19 years, which, in our view, hindered proper oversight of management. Even with the recent Board changes, we believe the Board lacks sufficient retail expertise and has left CEO Temares at the helm, implementing strategic initiatives that in our view have shown little evidence of success. Furthermore, we believe the Board has failed at its basic duty to oversee the creation of a viable strategy, prioritize initiatives, measure success and ensure management is held accountable for execution.

Until recently, the Board was presided over by Co-Founders, Co-Chairmen Emeriti Warren Eisenberg and Leonard Feinstein who have both served on the Board for 48 years, while the Company seems to be growing more out of touch with modern retail with every passing day. In our view, the Company has not demonstrated an ability to appropriately respond to a changing retail landscape that demands a greater aptitude for how to compete in an omnichannel world. While Messrs. Eisenberg and Feinstein have some very dated retail experience primarily through their 48-year tenure at Bed Bath, the CEO and the rest of the independent directors have very minimal retail experience. The recent Board changes are also equally troubling as only two of the five newly appointed directors have direct retail experience. This lack of meaningful outside retail experience and relevant expertise may explain why more than $8 billion in market value has been destroyed during CEO Temares’ 15-year tenure. While overseeing Mr. Temares’ reign of prolific shareholder value destruction, Messrs. Eisenberg and Feinstein were each paid over $60 million over the past 15 years. For his part, CEO Steven Temares has been paid over $180 million over this same period.

The problem with the new Board is that it appears to have been constructed to perpetuate the status quo. While on the surface, the resignation of seven (7) directors and the appointment of five (5) new directors looks like change, the new directors lack much in the way of retail experience and they are faced with several challenges, including the following:

•	Steven Temares is still the CEO.

•	Co-Chairman Emeriti, Leonard Feinstein and Warren Eisenberg, will continue to be paid for attending meetings and voicing their perspectives.

•	The newly appointed Chairman is Patrick Gaston, who has been on the Board for 12 years and has overseen substantial value destruction while serving on the Audit Committee, Nominating and Governance Committee and the Compensation Committee. Mr. Gaston does not appear to represent any new thinking.

•	The newly reconstituted Nominating and Governance Committee is comprised of three (3) of the four (4) remaining legacy directors. This committee, which has no retail experience, will have a disproportionate influence over the future of Mr. Temares.

We believe the Company’s dramatic underperformance – when coupled with its poor corporate governance and excessive pay packages – necessitates wholesale Board and management changes. Given the lack of a new strategic plan formulated by the recently constructed Board, we fear the status quo will continue, as the same initiatives which haven’t driven shareholder value will continue to be pursued under the helm of CEO Temares. We believe the Company has tremendous potential and a valuable and dedicated workforce of more than 62,000 employees that can thrive with the right board and management team in place.

We have nominated a slate of ten (10) highly qualified Nominees for election to the Board at the Annual Meeting. Our Nominees were carefully selected for their diverse skill sets in areas directly relevant to Bed Bath’s business, its current challenges, and importantly, its opportunities. Our Nominees collectively bring decades of retail experience, leadership skills, operational execution, financial acumen, a strong respect for proper corporate governance and an unequivocal commitment to represent the best interests of all shareholders. Our Nominees, if elected, are prepared to begin executing on a strategic plan for Bed Bath that will seek to dramatically increase margins, cash flow, and restore Bed Bath’s position as a dominant retailer while also holding management accountable. We believe that our Nominees, if elected, will bring about the much needed change that is urgently required at Bed Bath.

The Current Leadership Team and Board has Overseen Tremendous Value Destruction

Bed Bath’s stock has significantly underperformed the S&P 500, Russell 2000, its proxy peer group and the Company’s closest retail peers over a one, three, five and ten-year period as well as since April 2, 2003 when Steven Temares took the helm as the Company’s CEO.

	Share Price Performance (Total Shareholder Return Including Dividends)
	1-Year	3-Year	5-Year	10-Year	Since April 2, 2003
Bed Bath & Beyond	(33%)	(70%)	(78%)	(39%)	(58%)
S&P 500 Index	10%	46%	67%	328%	342%
Russell 2000 Index	1%	45%	37%	314%	397%
Proxy Peer Group(1)	17%	1%	28%	471%	742%
Closest Retail Peers(2)	11%	27%	51%	404%	592%

Relative Performance vs. S&P 500 Index	(43%)	(116%)	(145%)	(367%)	(400%)
Relative Performance vs. Russell 2000 Index	(34%)	(115%)	(115%)	(353%)	(455%)
Relative Performance vs. Proxy Peer Group	(50%)	(71%)	(106%)	(510%)	(801%)
Relative Performance vs. Closest Retail Peers	(45%)	(97%)	(129%)	(443%)	(651%)

Source: SEC Filings, Bloomberg, Capital IQ as of 3/22/19

(1) Proxy Peer Group: AAP, AZO, DKS, DDS, DG, DLTR, FL, GME, GPS, KSS, LB, M, JWN, ODP, ORLY, ROST, WSM

(2) Closest Retail Peers: FND, HD, TSCO, LOW, WMT, HOME, RH, TGT, WSM, TTS, MIK, TCS, BBY, DKS, ODP, KIRK, JCP, KSS, JWN, M, BURL, ROST, TJX

Not only is the performance of Bed Bath below its peers and indices, the performance is negative for all time periods noted. In our view, an engaged and properly aligned Board would have recognized the need to take substantive action to address Bed Bath’s deteriorating performance long ago.

Bed Bath’s Financial Results Have Been in Constant Decline

Bed Bath’s financial results have been in decline for many years. The decline is most clearly demonstrated in Bed Bath’s drop in return on invested capital (“ROIC”). The ROIC of Bed Bath was roughly 25% five years ago and has now declined to 6.3% in FY 2018.

25.0% 25.2% 24.8% 23.7% 21.0% 17.0% 11.3% 6.3% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 FY 2017 FY 2018 Return on Invested Capital %

Source: Company filings; CapitalIQ

In our view, the components of the decline stems from a decrease in gross margin and rapidly rising selling, general and administrative (“SG&A”) expenses. The results of this can most clearly be seen in Bed Bath’s EBITDA margins on the chart below:

16.8% 16.0% 15.1% 14.0% 11.7% 8.8% 6.3% 6.0% 4.0% 2.0% 0.0% 8.0% 10.0% 12.0% 14.0% 16.0% 20.0% 18.4% 18.0% FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 FY 2017 FY 2018 Adjusted EBITDA Margin %

Source: Company filings; Capital IQ

Under the Board’s oversight and guidance, management has delivered a same-store sales compounded annual growth rate (“CAGR”) of 0.7% over the last five years. The lack of growth seems to stem from the Company’s inability to deliver a compelling assortment, experiential shopping environment and a viable omnichannel strategy. Further issues that appear to be causing market share erosion include:

•	The merchandise architecture lacks a clearly defined “good, better, best” strategy or sufficient presence of opening price point items.

•	Rather than offering a well-designed, thoughtfully curated product assortment, the stores contain a dizzying array of too similar items and lack the experience customers demand.

•	The Company has failed to deliver on the promise of building a value-added interior design service model despite acquiring promising building blocks such as Decorist, Inc. which was purchased in 2017.

•	The pricing message remains confusing to the customer. Despite price points that are below the competition when considering the coupon or reward member discount (BEYOND+), the Company provides little clear messaging to allow the customer to recognize the magnitude of the value proposition.

Gross margins have materially contracted by approximately 730-basis points in the last eight years from 41% to 34% as demonstrated in the chart below.

41.4% 40.2% 39.7% 38.9% 38.2% 37.5% 36.0% 34.1% 34.0% 3 3 . 0% 3 2 . 0% 3 1 . 0% 3 0 . 0% 36.0% 3 5 . 0% 3 7 . 0% 38.0% 3 9 . 0% 4 0 . 0% 4 1 . 0% 4 2 . 0% FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 FY 2017 FY 2018 Gross Margin %

Source: Company filings; CapitalIQ

We believe this is a result of several factors including:

•	Heavy reliance on promotional activity in an attempt to drive store traffic because management has failed to successfully implement initiatives that generate customer visits based on product or store experience.

•	A mix shift to lower margin products.

•	Failure to address the inadequacies of an expensive antiquated supply chain that has relied on inefficient middlemen for as much as 90% of their products.

•	A lack of a comprehensive, margin enhancing private label program.

•	A planning and allocation system where over 1,000 individual store managers behave like buyers and order 70% of their store’s assortment.

•	The Company’s inventory turns are very low and likely lead to more clearance.

•	Despite wielding more influence than store managers of nearly any other chain, store manager compensation is not tied to profitability, margins, inventory levels or asset turns. A phenomenon that likely also impacts payroll and individual store profit.

At the same time, SG&A expenses have increased 27% in the last five years. As a percentage of sales, SG&A has gone from 25% to 31% as demonstrated in the chart below.

$2,363 $2,75 1 $2,951 $3,065 $3,20 5 $3,441 $3,665 $3,681 24.9% 25.2% 25.7% 25.8% 26.5% 28.2% 29. 7% 30.6% 20.0% 2 2 . 5% 2 5 . 0% 27.5% 3 0 . 0% 3 2 . 5% $0 $ 5 0 0 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 FY 2011 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 FY 2017 FY 2018 SG&A % of Sales SG&A $'s

Source: Company filings; Capital IQ

The Company’s lack of sufficient disclosure makes it difficult to understand the drivers of additional costs. However, the Investor Group believes expense creep comes from a combination of higher advertising expenses, increasing head count, extensive use of consultants, and excessive executive compensation.

Bed Bath’s Capital Allocation Track Record is Troubling

While declining margins have been part of the story, the Company’s track record of capital allocation has been deeply concerning. According to the Company’s financial statements, capital expenditures have climbed from $243 million in fiscal 2011 to over $325 million in fiscal 2018. In addition, poorly executed acquisitions of non-core businesses, some of which were purchased from the children of the Co-Chairmen Emeriti (such as buybuy Baby and Chef Central) appeared to do little to improve any overall return or profit metrics and we believe have added significant complexity to the business.

Further exacerbating the problem, over the last 15 years, the Company has spent approximately $10.6 billion of cash to buy back the Company’s stock at an average price of $50 per share as demonstrated in the chart below, oddly repurchasing more shares when the stock price was high than when the stock price was lower.

$350 $598 $301 $734 $48 $95 $688 $1,218 $1,00 1 $1,284 $2,251 $1,101 $547 $252 $148 $40 $36 $40 $36 $29 $35 $43 $62 $70 $68 $44 $31 $16 $0 $ 10 $ 20 $ 3 0 $ 40 $ 5 0 $ 70 $ 80 $0 $ 5 0 0 $ 1 , 0 0 0 $1,500 $ 2 , 0 0 0 $2,500 $59 $3,000 $57 $ 60 $ 3 , 5 0 0 $ 4 , 0 0 0 F Y04 F Y05 F Y06 F Y07 F Y08 F Y14 F Y15 F Y16 F Y17 F Y18 Price of Shares Repurchased Cash Spent on Share Repurchases ($'s in millions) FY09 FY10 FY11 Cash Used for Share Repurchase FY12 FY13 Average Price

Source: Company filings; CapitalIQ

Poor Corporate Governance and Compensation Practices Demonstrate a Lack of Alignment with Shareholders

Bed Bath has demonstrated a history of excessive compensation which seems to lack alignment with performance. Until recently, the Co-Chairmen Emeriti Eisenberg and Feinstein have both been paid like CEO’s since transitioning to Chairmen in 2003, as evidenced by the fact that each were paid over $60 million since 2003. Since Steven Temares became CEO, Bed Bath’s shares have declined 58% compared to its closest retail peers which are up 599%. For presiding over this value destruction, CEO Steven Temares has been paid over $180 million since 2003.

$186,429 , 263 $63,155,190 $63,434,253 $200,000,000 $150,000,000 $250,000,000 $300,000,000 $350,000,000 Total Cumulative Compensation $100,000,000 $50,000,000 $0 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 Steven Temares Total Compensation Warren Eisenberg Total Compensation Leonard Feinstein Total Compensation

Source: Company filings; CapitalIQ

(1) Value of stock options issued estimated using Black Scholes pricing model (FY2003 through FY2005)

Glass, Lewis & Co., LLC gave the Company’s 2018 and 2017 executive compensation each a grade of “F” in its pay-for-performance model, noting that the Company paid more compensation to its named executive officers than the median compensation for its peer group but performed worse than its peers in a number of different performance measures, including both return on assets and return on equity in 2018. Additionally, in 2018, Institutional Shareholder Services gave the Company a QualityScore of “10” in its Compensation category and a “9” in its Board Structure category, where a decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

At the 2018 Annual Meeting, Victoria Morrison, received 56% of votes cast AGAINST her. The Board, who was not sufficiently responsive to the prior three years of failed Say on Pay votes, also chose to ignore the shareholder vote to hold Ms. Morrison accountable and unanimously voted to keep her on the Board after she failed to receive support from a majority of Bed Bath shareholders. This blatant behavior to circumvent the will of the shareholders must be corrected.

We also question the extent of related party transactions with the Co-Chairmen Emeriti’s children. For example, in March 2007, the Company disclosed in its proxy statement for the 2009 annual meeting of shareholders, that two sons of Leonard Feinstein sold Bed Bath an eight-store chain now known as buybuy Baby for $67 million in cash and a $19 million debt repayment including $3 million of debt owed to Leonard Feinstein. In January 2017, the Company disclosed in its proxy statement for the 2017 annual meeting of shareholders that a son of Warren Eisenberg sold Bed Bath an underperforming small business known as Chef Central for $1 million in cash plus an earnout. Given the extraordinary losses in shareholder value over the past 15 years, we fail to see the benefit of acquiring these businesses.

In addition, there is limited ability for shareholders to act outside of the annual meeting process. Shareholders can only act by written consent with unanimity and special meetings may only be called by shareholders holding at least 50% of the voting power. Moreover, directors may only be removed for cause and shareholders cannot fill director vacancies even if a director is removed by shareholders.

We Have a Better Path Forward

We Have Recruited an Exceptional Team of Retail Industry Experts to Return Bed Bath to Prosperity

Our Nominees possess diverse skill sets in areas directly relevant to Bed Bath’s business. Given the reactive nature of this Board to appoint five new directors without announcing a new strategic plan while keeping CEO Temares at the helm to continue implementing initiatives that do not show signs of improving the business, we believe that nothing short of wholesale change to the Board will facilitate a turnaround of the Company. We have worked diligently with our Nominees, our group of advisors, and one of the leading operationally-focused consulting firms to develop a comprehensive plan to create significant shareholder value at Bed Bath. Our Nominees, if elected, are prepared to begin executing on this comprehensive plan for Bed Bath that will seek to dramatically increase margins, cash flow, and restore Bed Bath’s position as a dominant retailer. Our plan to turn Bed Bath around prioritizes the following initiatives:

•	Executive management – recruiting a top-flight CEO to lead Bed Bath into the future. We intend to launch a search to address this key position and within our group of Nominees there are a number of interim CEO candidates who have the skill set to take the helm, if necessary, after the Annual Meeting. However, as of the date hereof, there is no understanding or arrangement for any Nominee or third person to serve as CEO or interim CEO of the Company.

•	Sales weakness – fixing the merchandise over-assortment problem through a detailed SKU rationalization process as well as developing a merchandise architecture that will resonate with customers. Making the in-store experience something that drives traffic to the stores is a key priority.

•	Gross margin deterioration – developing a direct sourcing and private label model as well as fixing mix issues created by the Company's shift to commoditized and lower margin products.

•	Cost cutting – conducting an extensive reassessment of the increases in expenses over the last 5 years, including the explosion of the Company’s advertising budget, seemingly endless array of initiatives that have failed to produce meaningful results and extensive use of consultants. Our plan will further create a proper incentive compensation structure for store management to focus on: sales, margins, inventory and profits.

•	Capital allocation – reviewing all non-core businesses and assessing their value as part of the business or their potential value to other parties. Further, we plan to increase inventory turns which would result in a substantial release of cash tied up in slow moving goods. Excess cash created could be applied to a combination of investments in the business as needed and/or reducing debt and returning capital to shareholders. Lastly, the increase in capital expenditures needs to be addressed.

Our Nominees are:

SOURCING, SUPPLY CHAIN AND PRIVATE LABEL:

Janet E. Grove (age 68)

•	Former Corporate Vice Chairman from February 2003 to June 2011 for Macy’s, Inc.

•	Chairman and Chief Executive Officer of Macy’s Merchandise Group from December 1999 to February 2009

•	During her time at Macy’s, Ms. Grove ran its private label business with over $4 billion in sales and led initiatives focused on optimizing direct sourcing and supply chain for the home category

•	Ms. Grove served on the Board of Directors for Safeway, Inc., a supermarket chain and ClubCorp Holdings, Inc., an owner and operator of private golf and country clubs, during periods of time where she oversaw public company turnarounds that culminated in value creating strategic actions

Hugh R. Rovit (age 58)

•	Former Chief Executive Officer of Ellery Homestyles from May 2013 through its sale in September 2018. During his tenure, he repositioned merchandising and distribution strategies as the company became a multi-brand, diversified omni-channel category manager in home décor products. Gross margin significantly improved, third party debt was retired completely and the company expanded third-party e-commerce revenue to represent almost 25% of total sales

•	Former Chief Executive Officer of Sure Fit from April 2006 through December 2012, shepherding the company thru sales to two private equity firms during that period. E-commerce revenue increased to almost 40% of total sales during that period, while he also reinvigorated product development to launch various patent-secured products to expand the company’s product portfolio into new channels, including pet, institutional and healthcare

•	Previously, he was a Principal at Masson & Company, LLC, a provider of interim and crisis management, from 2001 to 2005

•	From 1998 to 2001, Mr. Rovit served as Chief Operation Officer and Chief Financial Officer of Best Manufacturing, Inc., a provider of institutional linen and service apparel.

•	Before that, Mr. Rovit served as Chief Financial Officer at Royce Hosiery Mills, Inc., a designer of brand name hosiery, from 1991 to 1998

•	Prior to that, Mr. Rovit served as the assistant to the Chairman at The Natori Company, Inc., a women’s fashion designer and manufacturer, from 1988 to 1991

•	Mr. Rovit currently serves on the Board of Directors for each of Spectrum Brands Holdings, Inc. (NYSE: SPB), a global and diversified consumer products company and Xpress Retail, a self-service movie rental kiosk operator

RETAIL OPERATIONS:

Theresa R. Backes (age 61)

•	Currently serves as the Managing Director and Chief Operating Officer of Independent Pet Partners, LLC, which operates nearly 150 independent Natural Pet Wellness Centers across the US

•	Former President and Chief Operating Officer from October 2007 to January 2014 at Francesca’s Holdings Corporation, a U.S. women's specialty value retailer, during a time when the concept grew from 78 boutiques earning 15% EBIT margins in 2007 to 451 boutiques earning 22% EBIT margins (fiscal year ending February 2014)

•	Prior to Francesca’s, Mrs. Backes held senior operating positions at David’s Bridal, The Gap Inc. and Gymboree

Sue Ellen Gove (age 60)

•	President and founder of Excelsior Advisors, LLC, a retail consulting and advisory firm since August 2014

•	Chief Executive Officer of Golfsmith International Holdings, Inc., from October 2012 to April 2014 and Chief Operating Officer from September 2008 to October 2012 (in addition to Chief Financial Officer from March 2009 to July 2012) where she led growth through the development of an ecommerce strategy which grew to 20% of sales

•	Long, successful 25 years at Zale Corporation concluding her career there in the position of Chief Operating Officer and various positions in the finance department

Cynthia S. Murray (age 61)

•	Founder and Chief Executive Officer of Stanmore Partners, a senior leadership consultant to CEOs

•	Brand President of Chico’s FAS, a women’s clothing chain, from February 2009 to September 2016 driving rapid turnaround at the brand

•	After Chico posted -8% and -15% same-store sales in 2007 and 2008, Mrs. Murray was instrumental in driving same-store sales growth of +6%, +6%, and +8% in 2009, 2010, and 2011, respectively, while also driving dramatically higher profitability

•	Executive Vice President of Stage Stores, Inc., a retailer of trend-right, moderately priced, name-brand apparel, accessories, cosmetics, footwear and home goods, from 2004 to 2009

•	Prior to Stage Stores, Mrs. Murray held operational roles at Talbots and Saks Fifth Avenue

Alexander W. Smith (age 66)

•	Chief Executive Officer and a member of the Board of Directors of Pier 1 Imports, Inc. an omnichannel retailer specializing in imported home furnishings and decor, particularly furniture, table-top items, decorative accessories, and seasonal décor, from February 2007 until December 2016

•	During his career at Pier One, successfully turned around operating performance in a difficult macro environment by improving gross margins by approximately 1200 bps in the five years between 2007 and 2012

•	From 1995 until 2007, Mr. Smith held a number of positions at TJX Companies, Inc. (“TJ Maxx”), an off-price department store corporation, where he was instrumental in the development of TJ Maxx in the U.K, and served as Group President, where his responsibilities included Winners in Canada, Home Goods, TJ Maxx and Marshalls, plus a number of corporate functions

•	Executive Chairman of Vitamin Shoppe, Inc., a retailer of nutritional supplements, since February 2018 (Non-Executive Chairman since December 2017)

Jeffrey A. Kirwan (age 52)

•	Global President of Gap Brand at The Gap, Inc. from December 19, 2014 to February 20, 2018 and Chief Executive Officer, Gap, a division of The Gap, Inc., since December 2014 and various other roles at The Gap, Inc. since 2004

•	Mr. Kirwan served as President of Greater China at The Gap, Inc. from February 2013 to December 2014 where he was responsible for all brands and channels in mainland China, Hong Kong and Taiwan

•	He led the growth of The Gap, Inc.’s presence in China that grew to encompass two brands – Gap and Old Navy as well as Gap Outlet, reaching more than 100 stores across 25 cities in the region in less than four years as well as ecommerce channels for Gap and Old Navy

•	Prior to 2004, Mr. Kirwan was a Regional Group Director at Target Corporation

MARKETING, BRANDING AND E-COMMERCE:

John E. Fleming (age 60)

•	Former Chief Executive Officer of Global eCommerce of Uniqlo Co. Ltd., a Japanese casual wear designer, manufacturer and retailer, from October 2013 to August 2016

•	Prior to that, he was at Walmart, Inc., where he held a number of executive positions, including Executive Vice President Chief Marketing Officer (2005 to 2006) and Executive Vice President, Chief Merchandising Officer (2007 to 2010)

•	During his tenure as CMO, Mr. Fleming transformed the merchandising organization at Walmart to improve product quality, the assortment clarity and the customer experience. In doing so, he accelerated both sales and profit in the U.S. business

•	From 2001 to 2005, Mr. Fleming was the Chief Executive Officer of Walmart.com, Walmart’s e-commerce platform, where he profitably scaled the online business to $1 billion in sales in five years

•	Mr. Fleming began his career at Dayton Hudson (now Target, Inc.) and rose through the ranks to become the Senior Vice President of Merchandising

Jeremy I. Liebowitz (age 49)

•	Serves as a Founder of Alchemy Rx, a strategy, marketing and eCommerce agency, since October 2018

•	Prior to that, he held executive level positions at Newell Brands Inc., a worldwide marketer of consumer and commercial products with a portfolio of brands, from June 2013 to June 2018, where he eventually became the division CEO of Global eCommerce

•	Mr. Liebowitz led the growth of Newell Brands (100+ brands) in Amazon and pure play online, Walmart.com and other retail.com, and DTC businesses, driving revenue from 2% of sales to 20% of sales in under five years

•	Mr. Liebowitz was the Vice President of Digital Commerce & Marketing of Jarden Corporation, a consumer products company, from November 2007 to April 2013 where he led the global digital, social, eCommerce, Internet Marketing, CRM, direct marketing division for Jarden Consumer Solutions and drove substantial increases in digital sales

INVESTMENTS, GOVERNANCE AND TURNAROUNDS:

Jonathan Duskin (age 51)

•	Mr. Duskin has served as Chief Executive Officer of Macellum Capital Management, LLC, which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum Advisors GP, LLC, which is the general partner of Macellum Home Fund, LP, since September 2011

•	Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm from January 2005 to February 2008

•	From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department

•	Mr. Duskin currently serves on the Board of Directors of Christopher & Banks Corporation, a retail clothing company, and Citi Trends, Inc., a retail clothing chain selling discounted products targeted primarily at urban customers

•	Mr. Duskin previously served on the Boards of Directors of Furniture.com, The Wet Seal, Inc. and Whitehall Jewelers, Inc.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of ten (10) directors, each with a term expiring at the 2019 Annual Meeting. Legion Partners Holdings has nominated ten (10) independent, highly-qualified Nominees for election to the Board to replace the ten (10) incumbent directors. If at least six (6) of the Nominees are elected, such Nominees will represent a majority of the members of the Board.

We strongly believe that anything short of a majority change in the Board at the Annual Meeting will be wholly insufficient to drive the level of change that we believe is required to improve shareholder value and performance at Bed Bath. We have gone to great lengths to identify highly credible director candidates who are independent-thinking business leaders and are committed to putting the best interests of Bed Bath’s shareholders first. Therefore, while the election of a majority of our director candidates may be sufficient to ensure that the changes we are seeking are implemented at Bed Bath following the 2019 Annual Meeting, we have nevertheless nominated a full slate because we believe that each of the director nominees that we have identified is more qualified than the existing members of the Board and that each will bring more relevant skills and experiences to the different aspects of Bed Bath’s business and current challenges than the incumbent nominees the shareholders would otherwise be forced to accept. We believe shareholders deserve to have the best possible Board, comprised of the most talented and experienced individual directors.

Each of the Nominees is committed to the implementation of our comprehensive turnaround plan for Bed Bath. Therefore, in the event that the Nominees comprise a majority of the Board following the 2019 Annual Meeting, we expect that the Board, consistent with its fiduciary duties, will implement our comprehensive turnaround plan for Bed Bath. While we have confidence that the Nominees’ plans for Bed Bath will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of the comprehensive turnaround plan will ultimately enhance shareholder value. In the event that the Nominees comprise less than a majority of the Board following the 2019 Annual Meeting, there can be no assurance that any actions or changes proposed by the Nominees, including the implementation of our turnaround plan, will be adopted or supported by the full Board.

There are ten (10) directorships up for election at the 2019 Annual Meeting. We are soliciting proxies to elect our ten (10) Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the WHITE proxy card will only be able to vote for our ten (10) Nominees, and will not have the opportunity to vote for any of the Company’s director nominees for any of the seats up for election at the 2019 Annual Meeting.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

Theresa R. Backes, age 61, has served as the Chief Operating Officer and Managing Director of IPP (Independent Pet Partners), LLC, which operates nearly 150 independent Premium and Natural Pet Wellness Centers across the United States, since August 2017. From November 2015 until August 2017, Ms. Backes served as Chief Operating Officer of Kriser’s Natural Pet, a retailer of natural pet food. From January 2014 to November 2015, Ms. Backes served as a consultant to several start-ups on a pro bono basis. From October 2007 until January 2014, Ms. Backes worked at Francesca’s Holdings Corporation, a U.S. women's specialty value retailer, initially serving as Chief Operating Officer and later becoming President and Chief Operating Officer in January 2013. From 2004 until 2007, Ms. Backes served as the Vice President, Operations and Services at David’s Bridal. She also served in senior operations positions at Gap, Inc. (Sr. Director Operations – Banana Republic) and Gymboree (SVP Stores and Operations) for Gymboree Retail and Play Centers. Ms. Backes holds a BFA in Design from Arizona State University.

We believe Ms. Backes’ over 30 years of senior executive and operational experience in the department store and specialty store retail sectors make her well qualified to serve on the Board.

Jonathan Duskin, age 51, has served as Chief Executive Officer of Macellum Capital Management, LLC, a Delaware limited liability company (“Macellum Capital”), which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum GP, which is the general partner of Macellum Capital, since September 2011. From January 2005 to February 2008, Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm. From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the board of directors of Citi Trends, Inc. (NASDAQ: CTRN), a retail clothing chain selling discounted products targeted primarily at urban customers, since May 2017, Christopher & Banks Corporation (NYSE:CBK), a retail company, since June 2016. Mr. Duskin previously served on the boards of directors of The Wet Seal, Inc., Whitehall Jewelers, Inc. and Furniture.com Inc.

Mr. Duskin holds a B.A. in Finance and Economics from the University of Massachusetts at Amherst. We believe Mr. Duskin will bring considerable business, financial services and retail investment expertise, having provided financial and investment banking services to a variety of public and private companies.

John E. Fleming, age 60, has served as a member of the Advisory Board of UNTUCKit LLC, a casual men’s apparel company, since December 2017, as a member of the Board of Directors of r21Holdings, Inc., a specialty retailer of young men and women's casual apparel and accessories, since August 2017, and as a member of the Board of Directors of The Visual Comfort Group, a lighting company that serves both wholesale and direct to consumer channels, since May 2017. Additionally, Mr. Fleming has served as an independent director and advisor since August 2016. Previously, Mr. Fleming was most recently the Chief Executive Officer of Global eCommerce of Uniqlo Co. Ltd., a Japanese casual wear designer, manufacturer and retailer, from October 2013 to August 2016. Prior to that, he was at Walmart, Inc. (NYSE: WMT) (“Walmart”), a multinational retail corporation, from 2000 to 2010, where he held a number of executive positions, including Executive Vice President, Chief Marketing Officer (2005 to 2006) and Executive Vice President, Chief Merchandising Officer (2007 to 2010). From 2001 to 2005, Mr. Fleming was the Chief Executive Officer of Walmart.com, Walmart’s e-commerce platform, and was the Chief Merchandising Officer in 2000. He began his career at Dayton Hudson, previously a department store chain, and rose through the ranks to become the Senior Vice President of Merchandising. He was at Dayton Hudson from 1981 to 2000. Since April 2005, Mr. Fleming has served on the Board of Directors of USA Hockey Foundation, the philanthropic arm of USA Hockey. He previously served on the Board of Directors of each of Stick Fix, an online subscription and personal styling service, from 2012 to 2014, Bi-Lo Holdings, LLC, a subsidiary of Southeastern Grocers, a supermarket portfolio, from 2012 to 2014 and Walmart de México y Centroamérica, the Mexican and Central American Walmart division, from 2006 to 2009. Mr. Fleming received his B.A. from Colorado College.

We believe that Mr. Fleming’s significant retail experience coupled with his expertise in the e-commerce sector, would make him a valuable addition to the Board.

Sue Ellen Gove, age 60, is President of Excelsior Advisors, LLC, a retail consulting and advisory firm, and serves as a Senior Advisor to Alvarez & Marsal, a corporate consulting firm. Prior to founding Excelsior Advisors in August 2014, she was the President and Chief Executive Officer of Golfsmith International Holdings, Inc., an American golf specialty retailer, from October 2012 to April 2014 and President, from February 2012 to April 2014. Ms. Gove also served Golfsmith as Chief Operating Officer from September 2008 to October 2012, as Chief Financial Officer from March 2009 to July 2012 and as Executive Vice President from September 2008 to February 2012. In addition, Ms. Gove spent 25 years at Zale Corporation (NYSE: ZLC), a jewelry retailer, where she served in senior financial, operating and strategic roles, culminating in the EVP and Chief Operating Officer role. Ms. Gove currently serves on the boards of Tailored Brands, Inc. (NYSE: TLRD), retail holding company for various men's apparel stores since August 2017 and Iconix Brand Group, Inc. (NASDAQ: ICON), a brand management company. Previously, she was a director of each of Logitech International SA (NASDAQ: LOGI), a provider of personal computer and mobile peripherals, from September 2015 until September 2018 and AutoZone Inc. (NYSE: AZO), a retailer of aftermarket automotive parts and accessories, from July 2005 until December 2017. Ms. Gove received her BBA from the University of Texas at Austin.

We believe that Ms. Gove’s extensive industry experience coupled with her extensive board service would make her a valuable addition to the Board.

Janet E. Grove, age 68, most recently served as Vice Chairman of Macy’s, Inc., a retailer and operator of department stores, from February 2003 until her retirement in June 2011 and also served as Chairman and Chief Executive Officer of Macy’s Merchandising Group, Inc. from 1999 until 2009. Prior to those positions, Ms. Grove held various senior management positions for Macy’s West. Ms. Grove also served as Senior Vice President, General Merchandise Manager of the Home Store. Ms. Grove previously served on the Board of Directors for each of Safeway, Inc., a supermarket chain, from October 2004 until January 2015, Aeropostale, Inc., a shopping mall based specialty retailer, from February 2012 until May 2016 and ClubCorp Holdings, Inc., an owner and operator of private golf and country clubs, from August 2013 until September 2017. Ms. Grove served in an advisory role to the Chief Executive Officer and senior management for Karstadt Department Stores, a German department store chain, from April 2012 to November 2014. Since 2018, Ms. Grove has been a member of the American Cancer Society’s Desert Coastal Area Board, which encompasses parts of both California and Nevada. Ms. Grove holds a B.S. in Marketing from California State University in Hayward.

We believe that Ms. Grove’s extensive leadership experience in the consumer products and retail industry as well as her expertise in merchandising, strategic planning and operational execution would make her a valuable addition to the Board.

Jeffrey A. Kirwan, age 52, will be appointed Executive Chairman of Maurices Incorporated (“maurices”), a specialty retailer focused on women’s value apparel, upon the closing of the acquisition of a majority equity stake in maurices by OpCapita Consumer Opportunities Fund II LP, which is expected to close by early summer 2019. Previously, Mr. Kirwan served as the Global President and Chief Executive Officer, Gap (“Gap”), a division of The Gap, Inc. (NYSE: GPS), a worldwide clothing and accessories retailer, from December 2014 until March 2018. Prior to that, he worked at Gap China as Executive Vice President and President, from February 2013 to December 2014, and as Senior Vice President, Managing Director and Chief Operating Officer from May 2011 to February 2013. Previously, he worked as Senior Vice President, Stores and Operations, Old Navy, a division of The Gap, Inc., from August 2008 to May 2011, and at Old Navy Canady as Senior Vice President and General Manager, from March 2008 to August 2008, and as Vice President and General Manager, from April 2007 to March 2008. Mr. Kirwan received his B.S. from Rhode Island College and an M.B.A. from the University of Maryland University College.

We believe that Mr. Kirwan’s extensive c-suite experience in the global retail industry as well as his management background will make him a valuable addition to the Board.

Jeremy I. Liebowitz, age 49, serves as a Founder of Alchemy-Rx, a strategy, marketing and eCommerce agency, since October 2018. Prior to that, he held a series of executive positions at Newell Brands Inc. (NASDAQ: NWL), a worldwide marketer of consumer and commercial products with a portfolio of brands, where he eventually became the division CEO of Global eCommerce, from June 2013 to June 2018. Mr. Liebowitz was the Vice President of Digital Commerce & Marketing of Jarden Corporation, a consumer products company, from November 2007 to April 2013. From April 2006 to August 2007, Mr. Liebowitz was a Director of Customer Marketing at L Brands, Inc. (NYSE: LB), a fashion retailer, and AVP of eCommerce and Direct Marketing at TracFone Wireless, Inc., a prepaid mobile virtual network operator, from February 2004 to April 2006. He was a consultant in consumer marketing/ eCommerce from January 2002 to February 2004. He was the Vice President of Marketing at Gerald Stevens, Inc., and a Senior Manager of Marketing at 1800flowers.com (NASDAQ: FLWS), from January 1999 to 2002 and August 1995 to December 1998, respectively. Mr. Liebowitz received his B.A. from the University of Southern California.

We believe that Mr. Liebowitz’s experience in the retail industry combined with his expertise as a world-class marketer and eCommerce operator would make him a well-qualified addition to the Board.

Cynthia S. Murray (Cinny), age 61, is the Founder and has served as Chief Executive Officer of Stanmore Partners, a senior leadership consultant to CEOs, private equity firms, and start-ups, since July 2018. From January 2017 to July 2018, she was the President of Fullbeauty Brands, a plus size women’s and men’s apparel and home goods holding company. Prior to that, she was the Brand President of Chico’s at Chico’s FAS, Inc. (NYSE: CHS), a women’s clothing chain, from February 2009 to September 2016.From 2004 to 2009, Ms. Murray served as the Executive Vice President of Stage Stores, Inc., a department store retailer of moderately priced, name-brand apparel, accessories, cosmetics, footwear and home goods. She was also the Senior Vice President of Talbots, Inc., a specialty retailer and direct marketer of women's clothing, shoes and fashion accessories, from 1998 to 2004. Ms. Murray was also the Vice President of Saks Fifth Avenue/ Saks Off Fifth, from 1997 to 2009. Ms. Murray served on the Board of Directors of Francesca’s Collections, a specialty retailer offering women’s apparel, jewelry, shoes accessories and gift items, from 2008 to 2009. She currently serves on the Board of Trustees and was the Honorary Chair of the Naples Shelter for Women and Children. Additionally, she serves on the Board of Governors for the FSU School of Business and was inducted to the Florida State University College of Business Hall of Fame in 2014. She holds a B.S. in Business from the Florida State University.

We believe that Ms. Murray is a seasoned C-Suite Executive with the expertise and accomplished track record to make her a well-qualified addition to the Board.

Hugh R. Rovit, age 58, is a corporate director who most recently was the Chief Executive Officer of Ellery Homestyles LLC, a supplier of consumer products to major retailers, from May 2013 to September 2018. Prior to that, he was the Chief Executive Officer of Sure Fit, Inc., a provider of ready-made slipcovers and related accessories, from May 2006 to December 2012. Previously, he was a Principal at Masson & Company, LLC, a provider of interim and crisis management, from 2001 to 2005. From 1998 to 2001, Mr. Rovit served as Chief Operation Officer and Chief Financial Officer of Best Manufacturing, Inc., a provider of institutional linen and service apparel. Before that, Mr. Rovit served as Chief Financial Officer at Royce Hosiery Mills, Inc., a designer of brand name hosiery, from 1991 to 1998. Prior to that, Mr. Rovit served as the assistant to the Chairman at The Natori Company, Inc., a women’s fashion designer and manufacturer, from 1988 to 1991. Mr. Rovit worked as an associate at Lehman Brothers, a global financial services firm, from 1987 to 1988, and as an analyst, from 1983 to 1984. Currently, Mr. Rovit has served on the board of directors for each of Spectrum Brands Holdings, Inc. (NYSE: SPB), a global and diversified consumer products company, since 2010 and Xpress Retail, LLC, a self-service movie rental kiosk operator, since 2015. Previously, Mr. Rovit has served on the board of directors for each of Twin-Star International, Inc., a designer and manufacturer of home furnishings and electric fireplaces, from 2015 to 2016, Nellson Nutraceutical, LLC, a manufacturer and formulator of branded and private-label nutritional products, from 2007 to 2013, Oneida Ltd., a manufacturer and marketer of stainless steel flatware and tabletop products, from 2004 to 2011, Cosmetic Essence LLC, a beauty care products and cosmetics provider, from 2009 to 2010 and Atkins Nutritionals, a nutritional products supplier, from 2005 to 2007. Mr. Rovit received his B.A. from Dartmouth College and holds an M.B.A. from Harvard Business School.

We believe that Mr. Rovit’s extensive experience in the retail industry would make him a valuable addition to the Board.

Alexander W. Smith, age 66, has served as the Chairman of Vitamin Shoppe, Inc. (NYSE: VSI), a retailer of nutritional supplements, since December 2017 and has been a member of its Board of Directors since April 2017. Mr. Smith currently serves as a director of Art Van Furniture, LLC, a furniture retail company, since June 2017 and as a director of Bluestem Group Inc. (OTC:MKTS), which through its subsidiaries offers a selection of name-brand, private label, and non-branded merchandise through Internet Websites and catalog serving low to middle income consumers in the United States, since April 2017. Previously, Mr. Smith served as President, Chief Executive Officer and a member of the Board of Directors of Pier 1 Imports, Inc. ("Pier 1 Imports")(NYSE:PIR), an omnichannel retailer specializing in imported home furnishings and decor, particularly furniture, table-top items, decorative accessories, and seasonal décor, from February 2007 until December 2016. Prior to joining Pier 1 Imports, from 1995 until 2007, Mr. Smith was employed by TJX Companies, Inc. (NYSE:TJX), an off-price department store corporation, where he was instrumental in the development of TK Maxx in the U.K, and served as Group President, where his responsibilities included Winners in Canada, Home Goods, TJ Maxx and Marshalls, plus a number of corporate functions. From December 2013 to July 2016, Mr. Smith served as a director of Tumi, Inc., a manufacturer of high-end suitcases and bags for travel. From June 2007 to April 2011, Mr. Smith also served as a director of Papa John's International, Inc. (NASDAQ: PZZA). Mr. Smith holds a BSc and Doctor of Civil Law honoris causa degree from the University of East Anglia.

We believe that Mr. Smith’s experience in retailing and brand management, his turnaround experience at Pier 1 Imports and his extensive public company experience as a senior executive and director would make him a well-qualified addition to the Board.

The principal business address of Ms. Backes is 1518 East Verde Boulevard, San Tan Valley, Arizona 85140. The principal business address of Mr. Duskin is 99 Hudson Street, 5th Floor, New York, New York 10013. The principal business address of Mr. Fleming is 5022 Bruce Avenue, Edina, Minnesota 55424. The principal business address of Ms. Gove is 4408 Long Champ Drive, No. 38, Austin, Texas 78746. The principal business address of Ms. Grove is 38 Sun Ridge Circle, Rancho Mirage, California 92270. The principal business address of Mr. Kirwan is 462 West 58th Street, New York, New York 10019. The principal business address of Mr. Liebowitz is 35 West 15th Street, No. 15B, New York, New York 10011. The principal business address of Ms. Murray is 9959 Brassie Bend, Naples, Florida 34108. The principal business address of Mr. Rovit is 51 Twin Oak Road, Short Hills, New Jersey 07078. The principal business address of Mr. Smith is 35 Watergate Drive, No. 1204, Sarasota, Florida 34236.

As of the date hereof, none of the Nominees, except Messrs. Duskin and Fleming, own beneficially or of record any shares of Common Stock and have not entered into any transactions in shares of the Common Stock during the past two (2) years. As of the date hereof, Mr. Fleming beneficially owns 5,000 shares of Common Stock. The shares of Common Stock purchased by Mr. Fleming were purchased in the open market with personal funds. As the sole member of Macellum GP, Mr. Duskin may be deemed to beneficially own the 446,415 shares of Common Stock beneficially owned directly by Macellum Home, including 89,500 shares underlying long call options that are currently exercisable. The shares of Common Stock purchased by Macellum Home were purchased in the open market with working capital.

Each of the Nominees may be deemed to be a member of a “group” with the Legion Group, the Ancora Group and the Macellum Group for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the Investor Group may be deemed to beneficially own the 6,914,939 shares of Common Stock beneficially owned in the aggregate by the members of the Investor Group, including 1,419,500 shares underlying call options that are currently exercisable. Each member of the Investor Group disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement, except to the extent of its, his or her pecuniary interest therein. Each Participant may be deemed to have the power to vote and dispose of the shares of Common Stock disclosed herein that he or it directly beneficially owns or he or it may be deemed to beneficially own, except that with respect to 63,312 shares held in the SMAs, Ancora Advisors only has the power to dispose and not the power to vote such shares. For information regarding purchases and sales of securities of the Company during the past two (2) years by the members of the Investor Group, see Schedule I.

Each Nominee presently is, and if elected as a director of Bed Bath would be an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002, unless any Nominee were requested to serve as the Chief Executive Officer of the Company. We intend to launch a search to address this key position and within our group of Nominees there are a number of candidates who have the skill set to take the helm, if necessary, after the Annual Meeting. However, as of the date hereof, there is no understanding or arrangement for any Nominee or third person to serve as CEO or interim CEO of the Company. To the extent the Investor Group determines, after undertaking a comprehensive search for a new CEO, that a Nominee would be the most qualified candidate to serve as the CEO of the Company, the Investor Group will provide supplemental disclosure to this effect. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

On March 20, 2019, the Legion Group, the Macellum Group, the Ancora Funds, Ancora Advisors and Mr. DiSanto entered into a Group Agreement in which, among other things, (a) they agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (b) they agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Legion Partners Holdings, to the Board at the 2019 Annual Meeting, (c) they agreed to provide notice to the Investor Group’s legal counsel and a representative of the Legion Group of all trading in the securities of the Company, and not sell or hedge any securities of the Company without the prior written consent of the other parties, and (d) the Legion Group, the Macellum Group and the Ancora Funds agreed to bear all expenses incurred in connection with the Investor Group’s activities, including approved expenses incurred by any of the Participants in connection with this solicitation, subject to certain limitations, on a pro rata basis.

On March 26, 2019, each of the Nominees other than Mr. Duskin, Ancora Special Opportunity and Ancora/Thelen entered into a joinder agreement agreeing to be bound by the terms of the Group Agreement (the “Joinder Agreement”). In addition, each of the Nominees other than Mr. Duskin have agreed, pursuant to the Joinder Agreement, not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company, undertake any expenses in connection with this solicitation or communicate on behalf of the Investor Group with regards to the Company without the prior written consent of the Legion Group.

On March 31, 2019, the Group Agreement and Joinder Agreement were amended to provide that the Group Agreement will terminate immediately after the conclusion of the activities described therein, but no later than the final certification by the inspector of elections of the votes for the 2019 Annual Meeting or earlier appoint of any Nominee to the Board, unless otherwise agreed to by the parties thereof.

On March 26, 2019, Legion Partners Holdings, Macellum Home and the Ancora Funds entered into letter agreements with each of the Nominees other than Mr. Duskin, pursuant to which each of Legion Partners Holdings, Macellum Home and the Ancora Funds have agreed to indemnify such Nominees against claims arising from this solicitation and any related transactions.

Each of the Nominees other than Mr. Duskin has granted Jonathan Duskin and Christopher S. Kiper, powers of attorney to execute certain SEC filings and other documents in connection with this solicitation.

Other than as stated herein, and except for compensation received by Mr. Duskin as the sole member of Macellum GP, there are no arrangements or understandings between the Investor Group and the other Participants or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of Bed Bath if elected as such at the 2019 Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

If the Investor Group is successful in obtaining shareholder approval for the election of six or more of the Nominees at the 2019 Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material contracts.  Based on a review of the Company’s material contracts and agreements, such a change of control may trigger certain change of control provisions or payments contained therein as described below.

The Indenture and First Supplemental Indenture, both dated as of July 17, 2014 (collectively, the “Indenture”), relating to the 3.749% senior unsecured notes due 2024, the 4.915% senior unsecured notes due 2034 and the 5.165% senior unsecured notes due 2044 (collectively, the “Notes”), between the Company and The Bank of New York Mellon, as trustee, include a change of control provision which is triggered, among other things, on the first day on which a majority of the board of directors are not Continuing Directors (as defined below). Any such change of control becomes a triggering event under the Indenture if, sixty (60) days following the earlier of the first public notice of a change of control or the Company's intention to effect a change of control transaction, the rating on any of the Notes is downgraded (below Baa3 by Moody's Investors Service, Inc. and below BBB- by Standard & Poor's Rating Services). In the event that Legion Partners Holdings is successful in electing six (6) or more of its Nominees at the 2019 Annual Meeting and such triggering event occurs, the Company must offer to each noteholder to repurchase all or part of the Notes as set forth in the applicable Note. To avoid triggering a change of control, a committee of a majority of independent Continuing Directors or a majority of Continuing Directors may approve of the nomination of a new director, such that such new director will be deemed a Continuing Director. For purposes of the Indenture, a “Continuing Director” means, as of any date of determination, any member of the Company's board of directors who (1) was a member of the Company's board of directors on the date the Notes were originally issued, (2) was nominated for election to the Company's board of directors with the approval of a committee of the board of directors consisting of a majority of independent Continuing Directors or (3) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of the Company's board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Company's proxy statement in which such member was named as a nominee for election as a director). We believe the Board can, by specific vote, “approve” of the Nominees to avoid triggering a change of control under the Indenture. We have requested such approval based on our belief that the Board has a duty of loyalty and care to the Company and its stockholders to approve of the Nominees to avoid triggering potential adverse financial consequences and because the threat of such consequences will taint the corporate electoral process. The Company has suggested that it may not be able to approve of the Nominees under the Indenture without recommending the Nominees or interviewing them to determine whether they meet the standard for approval. We have responded that we are not seeking the Board’s recommendation of the Nominees and that the delivery of over 1,400 pages of materials submitted in connection with the nomination process should be more than sufficient to assess whether the Nominees meet the standard for approval. Moreover, courts addressing this question have found, which may be applicable here, that “approval” of a rival slate for purposes of a change of control is not a recommendation or endorsement by the incumbent directors and the company may simultaneously recommend its own slate instead; and absent a finding that the rival slate lacked ethical integrity, fell within a category of known bad actors or they had made a specific determination that the rival slate proposed a program that would have demonstrated material adverse effects for the company to meet its legal obligations to its creditors. The incumbent board should approve of a rival slate and allow stockholders to choose directors without fear of adverse financial consequences.

The Performance Stock Unit Agreement under the 2012 Incentive Compensation Plan (effective 2017) for Steven H. Temares (the “Temares Agreement”), contains a change in control provision which is triggered, among other things, whenever the majority of the board of directors “consists of individuals other than Incumbent Directors, which term means the members of the board of directors … on [December 31, 2008].” Such a change in control is not triggered if two-thirds of the directors who then comprised the Incumbent Directors support the election or nomination of any person becoming a director. In the event that Legion Partners Holdings is successful in electing Nominees at the 2019 Annual Meeting this provision may be triggered. If such change in control is triggered under the Temares Agreement, all shares of Common Stock issuable to Mr. Temares in respect of the subject performance stock units will immediately be released from, and no longer subject to, certain sale restrictions. Of note, the Amended and Restated Supplemental Executive Retirement Benefit Agreement between the Company and Steven H. Temares, dated November 16, 2009 (the “Retirement Agreement”) contains a similar change in control provision. The Retirement Agreement entitles Mr. Temares to receive certain retirement benefits upon the earlier of June 12, 2012 or a change in control. Because the June 12, 2012 threshold date has passed, Mr. Temares is entitled to receive such benefits under the Retirement Agreement regardless of whether Legion Partners Holdings is successful in electing its Nominees at the 2019 Annual Meeting.

The Company’s 2004 Incentive Compensation Plan (the “2004 Plan”) and the Company’s 2012 Incentive Compensation Plan (the “2012 Plan”) do not define a “change in control,” but if the Board determines to find that a change in a majority of the Board constitutes a change of control, the Compensation Committee of the Board (the “Compensation Committee”), in its sole discretion, may (A) provide for the lapse of restrictions of any restricted stock award, (B) accelerate the vesting of any restricted stock award and/or (c) waive the deferral limitations for any such award. Under the 2004 Plan, a change in control would permit the Compensation Committee to, in its sole discretion, provide for the acceleration and vesting of options and non-tandem stock appreciation rights and any performance award in the event of a such change in control. The Compensation Committee would also be authorized to provide for the earlier lapsing of applicable restrictions on restricted stock awards.

Pursuant to the Company’s Amended and Restated Nonqualified Deferred Compensation Plan, effective January 1, 2006 and adopted December 18, 2008 (the “NQDC”), a change in control occurs, among other things, if a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or elections. In the event that Legion Partners Holdings is successful in electing six or more of its Nominees at the 2019 Annual Meeting, a change in control under the NQDC could be triggered. In that case, under the NQDC, all Participants (as defined in the NQDC) will be fully vested in the amounts credited to their accounts as of the date of the change in control, and the Company may, in its discretion, terminate the Nonqualified Deferred Compensation Plan and distribute all vested balances.

Pursuant to the Company’s 2018 Incentive Compensation Plan (the “2018 Plan”) a change in control occurs, among other things, if during any period of twelve (12) months, the majority of the Board consists of individuals other than “Incumbent Directors” which term means the members of the Board at the beginning of such period, and any new director (other than a director whose initial assumption of office occurs as a result of either an actual or threatened election contest) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of a majority of the directors who comprised the Incumbent Directors or whose election or nomination for election was previously so approved. In the event that Legion Partners Holdings is successful in electing six or more of its Nominees at the 2019 Annual Meeting, a change of control under the 2018 Plan could be triggered. Under the 2018 Plan, a change in control would permit the Compensation Committee to, in its sole discretion, provide for the acceleration and vesting of any outstanding award in the event of such change in control. The Compensation Committee would also be authorized to provide for the earlier lapsing of applicable restrictions on restricted stock awards. To date, it is unclear whether any shares have been issued under the 2018 Plan.

Legion Partners Holdings has not independently verified if the copies of the agreements publicly filed by the Company with the SEC and discussed above (collectively, the “Company Agreements”) are the same as the actual executed copies of the agreements, and the analyses above are based on our review of the Company’s public SEC filings. While we are not aware of any, there may be other agreements that may be triggered by a change in control in connection with the nomination and/or election of the Nominees. The discussion of the potential impact of the nomination is based entirely upon our review of the Company Agreements.  Notwithstanding the foregoing, Legion Partners Holdings has requested that the Board, consistent with its fiduciary duties, take any and all action necessary to render inapplicable any change in control provision that would be triggered by the nomination and/or election of the Nominees under the Indenture, Temares Agreement, Retirement Agreement, 2004 Plan, 2012 Plan, 2018 Plan or NQDC, as necessary and to the extent applicable and permitted. Specifically, and as discussed in more detail in the “Background to the Solicitation” section of this Proxy Statement, Legion Partners Holdings has requested that the Board approve of the Nominees to avoid any potential change of control related implications under the Company’s material agreements.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve, or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under Bed Bath’s organizational documents and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under Bed Bath’s organizational documents and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). Legion Partners Holdings reserves the right to nominate additional person(s), to the extent this is not prohibited under Bed Bath’s organizational documents and applicable law, if Bed Bath increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2019 Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of Bed Bath’s corporate machinery.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD

PROPOSAL NO. 2

ADVISORY VOTE ON NAMED EXECUTIVE OFFICERS’ COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as described under “Compensation Discussion and Analysis” in the Company’s proxy statement and the related executive compensation tables, notes and narrative. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the Company’s NEOs for fiscal 2018, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”

As discussed in the Company’s proxy statement, while the vote on the executive compensation resolution is non-binding, the Compensation Committee and the Board value the views of Bed Bath shareholders and will take the outcome into account when considering future compensation decisions affecting the Company’s named executive officers.

For the reasons set forth in the “Reasons for the Solicitation” section, we believe that the Company’s executive compensation is excessive and poorly aligned with performance.

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY REOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY REOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the shareholders ratify the Audit Committee’s appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 29, 2020. Additional information regarding this proposal is contained in the Company’s proxy statement.

WE MAKE NO RECOMMENATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING FEBRUARY 29, 2020 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the 2019 Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the 2019 Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the 2019 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, the Investor Group believes that the only outstanding class of securities of the Company entitled to vote at the 2019 Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the 2019 Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers, FOR the ratification of KPMG LLP as the Company’s as the independent registered public accounting firm of the Company for the fiscal year ending February 29, 2020, and in the discretion of the persons named as proxies on all other matters as may properly come before the 2019 Annual Meeting, as described herein.

According to the Company’s proxy statement for the 2019 Annual Meeting, the current Board intends to nominate ten (10) candidates for election at the 2019 Annual Meeting. This Proxy Statement is soliciting proxies to elect only the Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The participants in this solicitation intend to vote the Investor Group Shares in favor of the Nominees. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.   In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the 2019 Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions, however, will not be considered a vote cast with respect to any proposal. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the 2019 Annual Meeting on any of the proposals.

A broker non-vote occurs when brokers, banks, or other nominees holding shares for a beneficial owner have discretionary authority to vote on “routine” matters brought before a shareholder meeting, but the beneficial owner of the shares fails to provide the broker, bank, or other nominee with specific instructions on how to vote on any “non-routine” matters brought to a vote at the shareholder meeting. Under the rules of the NASDAQ governing brokers’ discretionary authority, because we anticipate that you will receive proxy materials from or on behalf of both the Company and Legion Partners Holdings, brokers, banks, and other nominees holding shares in your account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the 2019 Annual Meeting, whether “routine” or not. As a result, we do not expect there to be broker non-votes by such brokers, banks, or other nominees. Accordingly, if you are a beneficial owner, if you do not submit any voting instructions to your broker, bank, or other nominee, then your shares will not be counted in determining the outcome of any of the proposals at the 2019 Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

If you are a shareholder of record, you must deliver your vote by mail or attend the 2019 Annual Meeting in person and vote in order to be counted in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for contested director elections.  The ten (10) nominees receiving the highest number of affirmative votes will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one (1) or more nominees will result in those nominees receiving fewer votes but will not count as votes against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Advisory Resolution to Approve Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the Company’s named executive officers’ compensation will be approved if the number of votes cast “FOR” approval of such advisory resolution by holders entitled to vote exceeds the number of votes cast opposing the approval of the advisory resolution.  Therefore, abstentions and broker non-votes will have no direct effect on the approval of the executive compensation program.

Ratification of Appointment of Accountants ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 29, 2020 will be deemed to have been ratified if the number of votes cast “FOR” ratification of the appointment by holders entitled to vote exceeds the number of votes cast opposing the ratification of the appointment.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of this proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Investor Group’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the 2019 Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the 2019 Annual Meeting and voting in person (although attendance at the 2019 Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Investor Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 650 Liberty Avenue, Union, New Jersey 07083 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Investor Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Investor Group. Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of the Investor Group, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

We have retained Saratoga for solicitation and advisory services in connection with solicitations relating to the 2019 Annual Meeting. Saratoga will receive up to $130,000, applicable toward the final fee to be mutually agreed upon by Legion Partners Holdings and Saratoga and reimbursement of reasonable out-of-pocket expenses for its services to Legion Partners Holdings in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of common stock held as of the record date for the 2019 Annual Meeting. Legion Partners Holdings will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors, officers, members and certain other employees of Legion Partners Holdings and its affiliates may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. It is anticipated that Saratoga will employ approximately twenty (20) persons to solicit shareholders for the 2019 Annual Meeting.

The Legion Group, the Macellum Group and the Ancora Funds will pay all costs of the solicitation. The Legion Group, the Macellum Group and the Ancora Funds may seek reimbursement from the Company of all expenses it incurs in connection with the solicitation but does not intend to submit the question of such reimbursement to a vote of shareholders of the Company. The expenses incurred by the Legion Group, the Macellum Group and the Ancora Funds to date in furtherance of, or in connection with, the solicitation is approximately $450,000. Legion Group, the Macellum Group and the Ancora Funds anticipate that its total expenses will be approximately $900,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any the solicitation.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in this proxy solicitation are the Legion Group, the Macellum Group, the Ancora Group and the Nominees. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion LLC. The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special XII is investing in securities. The principal business of Legion LLC is serving as the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special XII and certain other affiliated funds. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special XII and certain other affiliated funds. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of Macellum Home is investing in securities. The principal business of Macellum Management is serving as the investment manager for Macellum Home. The principal business of Macellum GP is serving as the general partner of Macellum Home and Macellum Management. The principal business of each of Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional and Ancora Merlin is investing in securities. The principal business of Ancora Special Opportunity and Ancora/Thelen is serving as “open-end” management investment companies, as defined in the Investment Company Act of 1940, as amended, and are separate series of Ancora Trust, an Ohio business trust under a Declaration of Trust dated August 20, 2003. The principal business of Ancora Advisors is serving as a registered investment advisor to certain of its affiliates, including each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora Special Opportunity, Ancora/Thelen and accounts separately managed, including accounts held by owners and employees of Ancora Advisors (the “SMAs”). The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Advisors. Messrs. Kiper, White, and DiSanto are citizens of the United States.

The address of the principal office of each of the members of the Legion Group is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The address of the principal office of each of the members of the Macellum Group is 99 Hudson Street, 5th Floor, New York, New York 10013. The address of the principal office of each of the members of the Ancora Group is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

As of the date hereof, Legion Partners I beneficially owned directly 3,452,124 shares of Common Stock beneficially owned directly, including 898,000 shares underlying long call options that are currently exercisable. As of the date hereof, Legion Partners II beneficially owned directly 199,952 shares of Common Stock beneficially owned directly, including 52,000 shares underlying long call options that are currently exercisable. As of the date hereof, Legion Partners Special XII beneficially owned directly 982,000 shares of Common Stock beneficially owned directly, including 200,000 shares underlying long call options that are currently exercisable. As of the date hereof, Legion Partners Holdings owned directly 200 shares of Common Stock, all of which are held in record name. As the sole member of Legion Partners Asset Management and sole member of Legion LLC, Legion Partners Holdings may also be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options that are currently exercisable, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options that are currently exercisable, and 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options that are currently exercisable. As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion LLC may be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options that are currently exercisable, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options that are currently exercisable, and 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options that are currently exercisable. As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion Partners Asset Management may be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options that are currently exercisable, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options that are currently exercisable, and 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options that are currently exercisable. As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, each of Messrs. Kiper and White may be deemed to beneficially own the 3,452,124 shares of Common Stock beneficially owned directly by Legion Partners I, including 898,000 shares underlying long call options that are currently exercisable, 199,952 shares of Common Stock beneficially owned directly by Legion Partners II, including 52,000 shares underlying long call options that are currently exercisable, and 982,000 shares of Common Stock beneficially owned directly by Legion Partners Special XII, including 200,000 shares underlying long call options that are currently exercisable, and 200 shares of Common Stock beneficially owned directly by Legion Partners Holdings.

As of the date hereof, Macellum Home beneficially owned directly 446,415 shares of Common Stock, including 89,500 shares underlying long call options that are currently exercisable, and 1,000 shares held in record name. As the investment manager of Macellum Home, Macellum Management may be deemed to beneficially own the 446,415 shares of Common Stock beneficially owned directly by Macellum Home, including 89,500 shares underlying long call options that are currently exercisable. As the general partner of Macellum Home, Macellum GP may be deemed to beneficially own the 446,415 shares of Common Stock beneficially owned directly by Macellum Home, including 89,500 shares underlying long call options that are currently exercisable. As the sole member of Macellum GP, Mr. Duskin may be deemed to beneficially own the 446,415 shares of Common Stock beneficially owned directly by Macellum Home, including 89,500 shares underlying long call options that are currently exercisable.

As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 244,195 shares of Common Stock, including 83,700 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora Catalyst beneficially owned directly 18,380 shares of Common Stock, including 6,300 shares underlying long call options that are currently exercisable. As of the date hereof, Merlin Institutional beneficially owned directly 235,455 shares of Common Stock, including 81,000 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora Merlin beneficially owned directly 27,121 shares of Common Stock, including 9,000 shares underlying long call options that are currently exercisable. As of the date hereof, Ancora Special Opportunity beneficially owned directly 20,000 shares of Common Stock. As of the date hereof, Ancora/Thelen beneficially owned directly 96,780 shares of Common Stock. As the investment advisor to each of Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and the SMAs, Ancora Advisors may be deemed to beneficially own the 244,195 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 83,700 shares underlying long call options that are currently exercisable, 18,380 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options that are currently exercisable, 235,455 shares of Common Stock beneficially owned directly by Merlin Institutional, including 81,000 shares underlying long call options that are currently exercisable, 27,121 shares of Common Stock beneficially owned directly by Ancora Merlin, including 9,000 shares underlying long call options that are currently exercisable, 20,000 shares of Common Stock beneficially owned directly by Ancora Special Opportunity, 96,780 shares of Common Stock beneficially owned directly by Ancora/Thelen, and 1,187,317 shares of Common Stock held in the SMAs. As the Chairman and Chief Executive Officer of Ancora Advisors, Mr. DiSanto may be deemed to beneficially own the 244,195 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 83,700 shares underlying long call options that are currently exercisable, 18,380 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options that are currently exercisable, 235,455 shares of Common Stock beneficially owned directly by Merlin Institutional, including 81,000 shares underlying long call options that are currently exercisable, 27,121 shares of Common Stock beneficially owned directly by Ancora Merlin, including 9,000 shares underlying long call options that are currently exercisable, 20,000 shares of Common Stock beneficially owned directly by Ancora Special Opportunity, 96,780 shares of Common Stock beneficially owned directly by Ancora/Thelen, and 1,187,317 shares of Common Stock held in the SMAs.

Each of Legion Partners I, Legion Partners II and Legion Partners Special XII purchased in the over the counter market American-style call options referencing an aggregate of 898,000 shares, 52,000 shares and 200,000 shares, respectively, which are currently exercisable, have an exercise price of $12.50 per share and expire on January 17, 2020, as further described in Schedule I.

Macellum Home purchased in the over the counter market American-style call options referencing an aggregate of (i) 43,000 shares of Common Stock, which have an exercise price of $14.00 and expire on November 15, 2019 and (ii) 46,500 shares of Common Stock, which have an exercise price of $15.00 and expire on January 17, 2020, as further described in Schedule I.

Ancora Catalyst Institutional purchased in the over the counter market American-style call options referencing an aggregate of 83,700 shares of Common Stock, which have an exercise price of $16.00 and expire on August 16, 2019, Ancora Catalyst purchased in the over the counter market American-style call options referencing an aggregate of 6,300 shares of Common Stock, which have an exercise price of $16.00 and expire on August 16, 2019, Merlin Institutional purchased in the over the counter market American-style call options referencing an aggregate of 81,000 shares of Common Stock, which have an exercise price of $16.00 and expire on August 16, 2019, and Ancora Merlin purchased in the over the counter market American-style call options referencing an aggregate of 9,000 shares of Common Stock, which have an exercise price of $16.00 and expire on August 16, 2019, as further described in Schedule I.

Each Participant in this solicitation may be deemed a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the Investor Group may be deemed to beneficially own the 6,914,939 shares of Common Stock beneficially owned in the aggregate by the members of the Investor Group (as further described above), including 1,419,500 shares underlying call options that are currently exercisable. Each member of the Investor Group disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Notice, except to the extent of its, his or her pecuniary interest therein. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

From time to time, each of Legion Partners I, Legion Partners II, Legion Partners Special XII, Macellum Home and the Ancora Funds effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. As of the date hereof, none of the shares of Common Stock beneficially owned by Legion Partners I, Legion Partners II, Legion Partners Special XII, Macellum Home and the Ancora Funds are currently pledged and there are no debit balances in any such accounts.

The shares of Common Stock purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XII, Macellum Home, the Ancora Funds, Ancora Special Opportunity, Ancora/Thelen and the shares of Common Stock held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), except as otherwise noted, as set forth in Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the 2019 Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Investor Group is unaware of any other matters to be considered at the 2019 Annual Meeting. However, should other matters, which the Investor Group is not aware of at a reasonable time before this solicitation, be brought before the 2019 Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, New York 10018 or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

SHAREHOLDER PROPOSALS

The Company has not yet publicly disclosed the deadline for shareholders to submit a proposal to be included in the Company’s proxy statement for the 2020 Annual Meeting or the deadline to nominate a director or bring other business before the shareholders at the 2020 Annual Meeting. Once the Company publicly discloses these deadlines, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2019 Annual Meeting BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

________________

Your vote is important.  No matter how many or how few shares you own, please vote to elect the Nominees by marking, signing, dating and mailing the enclosed WHITE proxy card promptly.

Dated: _________, 2019

LEGION PARTNERS HOLDINGS, LLC

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction

Legion Partners, L.P. I

Purchase of Common Stock	10,178	01/11/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(68,000)	01/11/2019
Purchase of Common Stock	37,824	01/14/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(265,400)	01/15/2019
Purchase of Common Stock	380,959	01/15/2019
Purchase of Common Stock	152,888	01/16/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(6,600)	01/16/2019
Short Sale of February 8, 2019 Put Options ($14.50 Strike Price)[1]	(76,200)	01/16/2019
Purchase of Common Stock	130,737	01/17/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(6,200)	01/17/2019
Short Sale of February 8, 2019 Put Options ($14.50 Strike Price)[1]	(63,600)	01/17/2019
Purchase of Common Stock	123,022	01/18/2019
Short Sale of February 8, 2019 Put Options ($14.50 Strike Price)[1]	(39,600)	01/18/2019
Purchase of Common Stock	21,957	01/23/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(290,800)	02/07/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(44,800)	02/08/2019
Short Sale of March 8, 2019 Put Options ($16.00 Strike Price)[2]	(84,400)	02/08/2019
Purchase of Common Stock	141,641	02/11/2019
Purchase of Common Stock	141,641	02/11/2019
Purchase of Common Stock	124,644	02/11/2019
Short Sale of February 22, 2019 Put Options ($16.50 Strike Price)[1]	(132,200)	02/13/2019

__________________________

1 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which expired on or prior to March 1, 2019.

2 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which were assigned on March 8, 2019, the expiration date.

Short Sale of March 1, 2019 Put Options ($16.50 Strike Price)[1]	(96,600)	02/14/2019
Purchase of Common Stock	162,752	02/14/2019
Purchase of Common Stock	141,787	02/14/2019
Purchase of Common Stock	141,787	02/14/2019
Purchase of Common Stock	141,787	02/14/2019
Purchase of January 17, 2020 Call Options ($12.50 Strike Price)[3]	898,000	02/15/2019
Purchase of Common Stock	47,053	02/25/2019
Purchase of Common Stock	149,175	02/26/2019
Purchase of Common Stock	55,062	03/01/2019
Purchase of Common Stock	38,281	03/04/2019
Purchase of Common Stock	127,573	03/06/2019
Purchase of Common Stock[4]	84,400	03/08/2019
Purchase of Common Stock	57,188	03/11/2019
Purchase of Common Stock	70,894	03/11/2019
Purchase of Common Stock	70,894	03/11/2019

Legion Partners, L.P. II

Purchase of Common Stock	586	01/11/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(3,900)	01/11/2019
Purchase of Common Stock	2,176	01/14/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(15,300)	01/15/2019
Purchase of Common Stock	21,920	01/15/2019
Purchase of Common Stock	8,797	01/16/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(400)	01/16/2019
Short Sale of February 8, 2019 Put Options ($14.50 Strike Price)[1]	(4,400)	01/16/2019
Purchase of Common Stock	7,523	01/17/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(300)	01/17/2019
Short Sale of February 8, 2019 Put Options ($14.50 Strike Price)[1]	(3,600)	01/17/2019
Purchase of Common Stock	7,078	01/18/2019
Short Sale of February 8, 2019 Put Options ($14.50 Strike Price)[1]	(2,300)	01/18/2019
Purchase of Common Stock	1,293	01/23/2019

__________________________

3 Represents shares of Common Stock underlying American-style call options purchased in the over-the-counter market with an expiration date of January 17, 2020.

4 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $16.00 and would have expired on March 8, 2019.

Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(16,800)	02/07/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(2,600)	02/08/2019
Short Sale of March 8, 2019 Put Options ($16.00 Strike Price)[2]	(4,900)	02/08/2019
Purchase of Common Stock	8,359	02/11/2019
Purchase of Common Stock	8,359	02/11/2019
Purchase of Common Stock	7,356	02/11/2019
Short Sale of February 22, 2019 Put Options ($16.50 Strike Price)[1]	(7,700)	02/13/2019
Short Sale of March 1, 2019 Put Options ($16.50 Strike Price)[1]	(5,600)	02/14/2019
Purchase of Common Stock	9,427	02/14/2019
Purchase of Common Stock	8,213	02/14/2019
Purchase of Common Stock	8,213	02/14/2019
Purchase of Common Stock	8,213	02/14/2019
Purchase of January 17, 2020 Call Options ($12.50 Strike Price)[3]	52,000	02/15/2019
Purchase of Common Stock	2,689	02/25/2019
Purchase of Common Stock	8,525	02/26/2019
Purchase of Common Stock	3,193	03/01/2019
Purchase of Common Stock	2,219	03/04/2019
Purchase of Common Stock	7,389	03/06/2019
Purchase of Common Stock[4]	4,900	03/08/2019
Purchase of Common Stock	3,312	03/11/2019
Purchase of Common Stock	4,106	03/11/2019
Purchase of Common Stock	4,106	03/11/2019

Legion Partners Special Opportunities, L.P. XII

Purchase of Common Stock	130,000	03/19/2019
Purchase of Common Stock	120,000	03/20/2019
Purchase of Common Stock	150,000	03/22/2019
Purchase of Common Stock	150,000	03/22/2019
Purchase of Common Stock	150,000	03/22/2019
Purchase of Common Stock	82,000	03/22/2019
Purchase of January 17, 2020 Call Options ($12.50 Strike Price)[3]	200,000	03/22/2019

Legion Partners Holdings, LLC

Purchase of Common Stock	200	01/22/2019

Macellum Home Fund, LP

Purchase of Common Stock	3,000	02/07/2019
Purchase of Common Stock	5,000	02/14/2019
Purchase of Common Stock	3,000	02/19/2014
Purchase of Common Stock	6,500	03/04/2019
Purchase of Common Stock	3,200	03/05/2019
Purchase of Common Stock	6,802	03/11/2019
Purchase of Common Stock	132,312	03/12/2019
Purchase of Common Stock	4,500	03/15/2019
Purchase of Common Stock	73,000	03/21/2019
Purchase of Common Stock	73,000	03/22/2019
Purchase of November 15, 2019 Call Options ($14.00 Strike Price)[5]	43,000	03/25/2019
Purchase of January 17, 2020 Call Options ($15.00 Strike Price)[3]	46,500	03/25/2019
Purchase of Common Stock	27,000	03/26/2019
Purchase of Common Stock	1,601	03/27/2019
Purchase of Common Stock	12,000	03/28/2019
Purchase of Common Stock	6,000	04/04/2019

Ancora Catalyst Institutional, LP

Purchase of Common Stock	46,500	03/11/2019
Purchase of Common Stock	27,642	03/12/2019
Purchase of Common Stock	23,113	03/12/2019
Purchase of Common Stock	93,000	03/13/2019
Purchase of Common Stock	41,850	03/13/2019
Purchase of Common Stock	93,000	03/14/2019
Sale of Common Stock	(46,500)	03/15/2019
Sale of Common Stock	(46,500)	03/15/2019
Sale of Common Stock	(41,850)	03/15/2019
Sale of Common Stock	(27,642)	03/15/2019
Sale of Common Stock	(2,118)	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)[6]	83,700	03/25/2019

Ancora Catalyst, LP

Purchase of Common Stock	3,500	03/11/2019
Purchase of Common Stock	2,080	03/12/2019
Purchase of Common Stock	1,740	03/12/2019

 __________________________

5 Represents shares of Common Stock underlying American-style call options purchased in the over-the-counter market with an expiration date of November 15, 2019.

6 Represents shares of Common Stock underlying American-style call options purchased in the over-the-counter market with an expiration date of August 16, 2019.

Purchase of Common Stock	7,000	03/13/2019
Purchase of Common Stock	3,150	03/13/2019
Purchase of Common Stock	7,000	03/14/2019
Sale of Common Stock	(3,500)	03/15/2019
Sale of Common Stock	(3,500)	03/15/2019
Sale of Common Stock	(3,150)	03/15/2019
Sale of Common Stock	(2,080)	03/15/2019
Sale of Common Stock	(160)	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)[6]	6,300	03/25/2019

Merlin Partners Institutional, LP

Purchase of Common Stock	44,750	03/11/2019
Purchase of Common Stock	22,243	03/12/2019
Purchase of Common Stock	26,602	03/12/2019
Purchase of Common Stock	89,500	03/13/2019
Purchase of Common Stock	40,275	03/13/2019
Purchase of Common Stock	89,500	03/14/2019
Sale of Common Stock	(44,750)	03/15/2019
Sale of Common Stock	(44,750)	03/15/2019
Sale of Common Stock	(40,275)	03/15/2019
Sale of Common Stock	(26,602)	03/15/2019
Sale of Common Stock	(2,038)	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)[6]	81,000	03/25/2019

Ancora Merlin, LP

Purchase of Common Stock	5,250	03/11/2019
Purchase of Common Stock	2,610	03/12/2019
Purchase of Common Stock	3,121	03/12/2019
Purchase of Common Stock	10,500	03/13/2019
Purchase of Common Stock	4,725	03/13/2019
Purchase of Common Stock	10,500	03/14/2019
Sale of Common Stock	(5,250)	03/15/2019
Sale of Common Stock	(5,250)	03/15/2019
Sale of Common Stock	(4,725)	03/15/2019
Sale of Common Stock	(3,121)	03/15/2019
Sale of Common Stock	(239)	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)[6]	9,000	03/25/2019

Ancora Special Opportunity Fund

Purchase of Common Stock	10,000	12/31/2018
Sale of Common Stock	(5,000)	01/14/2019
Sale of Common Stock	(5,000)	01/14/2019
Purchase of Common Stock	10,000	03/18/2019
Purchase of Common Stock	2,000	03/18/2019
Purchase of Common Stock	3,000	03/18/2019
Purchase of Common Stock	5,000	03/21/2019

Ancora/Thelen Small-Mid Cap Fund

Purchase of Common Stock	28,766	03/12/2019
Purchase of Common Stock	24,053	03/12/2019
Purchase of Common Stock	43,961	03/13/2019

Ancora Advisors, LLC

(Through certain separately managed accounts, including accounts held by owners and employees of Ancora Advisors)

Sale of Common Stock	(7)	12/11/2018
Purchase of Common Stock	653,802	03/12/2019
Purchase of Common Stock	527,065	03/13/2019
Purchase of Common Stock	4,869	03/14/2019
Sale of Common Stock	(3,800)	03/18/2019
Purchase of Common Stock	250	03/20/2019
Acquisition of Beneficial Ownership	890	03/29/2019(1)
Purchase of Common Stock	2,300	05/09/2019

John E. Fleming

Purchase of Common Stock	969	11/20/2018
Purchase of Common Stock	4,031	11/20/2018

(1)	Reflects the net acquisition of beneficial ownership of 890 Shares as a result of opening and closing SMAs.

SCHEDULE II

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our Common Stock as of March 30, 2019, for the following persons:

· each shareholder known by us to own beneficially more than 5% of the Common Stock;

· each of the Company’s directors and named executive officers; and

· all directors and executive officers as a group (which group consist of the directors and named executive officers named in the table).

The following table gives effect to the shares of Common Stock issuable within 60 days of December 1, 2018 upon the exercise of all options and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 132,089,269 shares of Common Stock outstanding at March 30, 2019, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2019. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of Common Stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, New Jersey 07083.

Name	Position	Number of Shares of Common Stock Beneficially Owned and Percent of Class**
BlackRock, Inc.		16,426,666	(1)	12.44%
FMR LLC		14,715,996	(2)	11.14%
The Vanguard Group		12,512,221	(3)	9.47%
Dimensional Fund Advisors LP		11,259,473	(4)	8.52%
Contrarius Investment Management Limited et al.		9,207,291	(5)	6.97%
Hotchkis and Wiley Capital Management, LLC		7,880,617	(6)	5.97%
TIAA-CREF Investment Management, LLC		7,880,205	(7)	5.97%
Legion Partners Holdings, LLC et al.		6,914,939	(8)	5.24%
Warren Eisenberg	Co-Chairman and Co-Founder	2,114,038	(9)	1.60%
Leonard Feinstein	Co-Chairman and Co-Founder	1,977,316	(10)	1.50%
Steven H. Temares	Chief Executive Officer and Director	2,389,758	(11)	1.81%
Eugene A. Castagna	President and Chief Operating Officer	124,002	(12)	*

Susan E. Lattmann	Chief Administrative Officer	47,886	(13)	*
Robyn M. D’Elia	Chief Financial Officer and Treasurer	13,095		*
Matthew Fiorilli	Senior Vice President—Stores	302,941	(14)	*
Dean S. Adler	Director	33,981	(15)	*
Stanley F. Barshay	Director	32,744		*
Stephanie Bell-Rose	Director	4,086		*
Klaus Eppler	Director	23,289		*
Patrick R. Gaston	Director	33,290		*
Jordan Heller	Director	5,647		*
Victoria A. Morrison	Director	22,984		*
Johnathan B. Osborne	Director	—		—
Virginia Ruesterholz	Director	10,760		*
All Directors and Executive Officers as a Group (16 persons)		7,135,817		5.40%

*       Less than 1% of the outstanding common stock of the Company.

 (1)       Information regarding BlackRock, Inc. was obtained from a Schedule 13G filed with the SEC on January 24, 2019 by BlackRock, Inc. The Schedule 13G states that BlackRock, Inc. has sole voting power of 15,930,440 shares of common stock and sole dispositive power of 16,426,666 shares of common stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.**

(2)       Information regarding FMR LLC was obtained from a Schedule 13G filed with the SEC on February 13, 2019 by FMR LLC. The Schedule 13G states that FMR LLC has sole voting power of 2,338,974 shares of common stock and sole dispositive power of 14,715,996 shares of common stock. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.**

(3)       Information regarding The Vanguard Group was obtained from a Schedule 13G filed with the SEC on February 11, 2019 by The Vanguard Group. The Schedule 13G states that The Vanguard Group has sole voting power of 133,944 shares of common stock, shared voting power of 19,600 shares of common stock, sole dispositive power of 12,373,372 shares of common stock and shared dispositive power of 138,849 shares of common stock. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.**

(4)       Information regarding Dimensional Fund Advisors LP was obtained from a Schedule 13G filed with the SEC on February 8, 2019 by Dimensional Fund Advisors LP. The Schedule 13G states that Dimensional Fund Advisors LP has sole voting power of 11,055,063 shares of common stock and sole dispositive power of 11,259,473 shares of common stock. The address of Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, Texas 78746.**

(5)       Information regarding Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited was obtained from a Schedule 13G filed with the SEC on February 5, 2019. The Schedule 13G states that Contrarius Investment Management Limited and Contrarius Investment Management (Bermuda) Limited has the shared voting power of 9,207,291 and shared dispositive power of 9,207,291 shares of common stock. The address for Contrarius Investment Management Limited is 2 Bond Street, St. Helier, Jersey JE2 3NP, Channel Islands and the address for Contrarius Investment Management (Bermuda) Limited is Waterloo House, 100 Pitts Bay Road, Pembroke HM 08 Bermuda.**

(6)       Information regarding Hotchkis and Wiley Capital Management, LLC was obtained from a Schedule 13G filed with the SEC on February 13, 2019 by Hotchkis and Wiley Capital Management, LLC. The Schedule 13G states that Hotchkis and Wiley Capital Management, LLC. has sole voting power of 5,511,508 and sole dispositive power of 7,880,617 shares of common stock. The address of Hotchkis and Wiley Capital Management, LLC is 725 S. Figueroa Street 39th Fl., Los Angeles, CA 90017.**

(7)       The shares shown as being owned as TIAA-CREF Investment Management, LLC include (a) 832,329 owned by Teachers Advisors, LLC.**

(8)       The shares shown as being owned as Legion Partners Holdings, LLC include (a) 4,634,276 shares owned by Legion Partners Holdings, LLC, which includes 1,150,000 shares underlying call options that are currently exercisable (b) 446,415 shares owned by Macellum Advisors GP, LLC, which includes 89,500 shares underlying call options that are currently exercisable (c) 1,829,248 shares owned by Ancora Advisors, LLC, which includes 180,000 shares underling call options that are currently exercisable and (d) 5,000 shares owned by Mr. Fleming.**

(9)       The shares shown as being owned by Mr. Eisenberg include: (a) 69,792 owned by Mr. Eisenberg individually; (b) 172,466 shares issuable pursuant to stock options granted to Mr. Eisenberg that are exercisable or become exercisable within 60 days; (c) 500,000 shares owned by a foundation of which Mr. Eisenberg and his family members are trustees and officers; (d) 1,000,000 shares owned by trusts for the benefit of Mr. Eisenberg and his family members; (e) 347,942 shares owned by his spouse; (f) 4,300 shares of restricted stock; and (g) 19,538 shares underlying PSUs that are expected to vest within 60 days. Mr. Eisenberg has sole voting power with respect to the shares held by him individually and in trust for which he is the trustee but disclaims beneficial ownership of any of the shares not owned by him individually and in trust for which he is not the trustee.**

(10)       The shares shown as being owned by Mr. Feinstein include: (a) 933,289 shares owned by Mr. Feinstein individually; (b) 172,466 shares issuable pursuant to stock options granted to Mr. Feinstein that are exercisable or become exercisable within 60 days; (c) 350,000 shares owned by a foundation of which Mr. Feinstein and his family members are directors and officers; (d) 156,483 shares held by trusts for the benefit of Mr. Feinstein’s family members; (e) 341,240 shares owned by his spouse; (f) 4,300 shares of restricted stock; and (g) 19,538 shares underlying PSUs that are expected to vest within 60 days. Mr. Feinstein has sole voting power with respect to the shares held by him individually and in trust for which he is the trustee but disclaims beneficial ownership of any of the shares not owned by him individually and in trust for which he is not the trustee.**

(11)       The shares shown as being owned by Mr. Temares include: (a) 623,099 shares owned by Mr. Temares individually; (b) 1,509,856 shares issuable pursuant to stock options granted to Mr. Temares that are exercisable or become exercisable within 60 days; (c) 99,336 shares owned by a family limited partnership, of which Mr. Temares and his spouse are the sole general partners, and of which Mr. Temares and his spouse serve as limited partners together with trusts for the benefit of Mr. Temares, his spouse and his children; (d) 5,000 shares owned by a family limited partnership established by Mr. Temares’ mother; (e) 19,348 shares of restricted stock; and (f) 133,119 shares underlying PSUs that are expected to vest within 60 days. Mr. Temares has sole voting power with respect to the shares held by him individually and the above described family limited partnership but disclaims beneficial ownership of the shares owned by the family limited partnership established by Mr. Temares’ mother.**

(12)       The shares shown as being owned by Mr. Castagna include: (a) 115,295 shares owned by Mr. Castagna individually; (b) 199,019 shares issuable pursuant to stock options granted to Mr. Castagna that are exercisable or become exercisable within 60 days; (c) 14,123 shares of restricted stock; and (d) 22,816 shares underlying PSUs that are expected to vest within 60 days.**

(13)       The shares shown as being owned by Ms. Lattmann include: (a) 31,443 shares owned by Ms. Lattmann individually; (b) 51,321 shares issuable pursuant to stock options granted to Ms. Lattmann that are exercisable or become exercisable within 60 days; (c) 3,890 shares of restricted stock; and (d) 12,220 shares underlying PSUs that are expected to vest within 60 days.**

(14)       The shares shown as being owned by Mr. Fiorilli include: (a) 84,033 shares owned by Mr. Fiorilli individually; (b) 186,912 shares issuable pursuant to stock options granted to Mr. Fiorilli that are exercisable or become exercisable within 60 days; (c) 13,386 shares of restricted stock; and (d) 18,610 shares underlying PSUs that are expected to vest within 60 days.**

(15)       The shares shown as being owned by Mr. Adler include: (a) 29,895 owned by Mr. Adler individually and (b) 10,862 shares owned by a foundation of which Mr. Adler is a trustee.**

**       This information will be updated when the Company files its definitive proxy materials relating to the 2019 Annual Meeting.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Investor Group your proxy “FOR” the election of the Nominees and in accordance with the Investor Group’s recommendations on the other proposals on the agenda for the 2019 Annual Meeting by taking these three steps:

•	SIGNING the enclosed WHITE proxy card;

•	DATING the enclosed WHITE proxy card; and

•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Shareholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 10, 2019

BED BATH & BEYOND INC.

2019 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF LEGION PARTNERS HOLDINGS, LLC

THE BOARD OF DIRECTORS OF BED BATH & BEYOND INC.
IS NOT SOLICITING THIS PROXY

P        R        O        X        Y

The undersigned appoints Christopher Kiper and Jonathan Duskin, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Bed Bath & Beyond Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2019 Annual Meeting of Shareholders of the Company scheduled to be held at such time and place as to be determined (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Legion Partners Holdings, LLC (“Legion Partners Holdings”) a reasonable time before this solicitation, each of whom are deemed participants in this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the solicitation of proxies for the Annual Meeting by Legion Partners Holdings.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our WHITE proxy card are available at

www.restorebedbath.com

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

LEGION PARTNERS HOLDINGS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR ALL NOMINEES” LISTED BELOW IN PROPOSAL 1, “AGAINST” PROPOSAL 2, AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.	Legion Partners Holdings’ proposal to elect Theresa R. Backes, Jonathan Duskin, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Cynthia S. Murray, Hugh R. Rovit and Alexander W. Smith to the Board to serve as directors with a term expiring at the 2020 annual meeting of shareholders and until their respective successors are duly elected and qualified.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Theresa R. Backes Jonathan Duskin John E. Fleming Sue Ellen Gove Janet E. Grove Jeffrey A. Kirwan Jeremy I. Liebowitz Cynthia S. Murray Hugh R. Rovit Alexander W. Smith	☐	☐	☐ ________________ ________________ ________________ ________________ ________________ ________________ ________________ ________________ ________________ ________________

Legion Partners Holdings does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of voting stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Legion Partners Holdings has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of voting stock represented by this proxy card will be voted for such substitute nominee(s).

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if the Nominees are elected.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

WHITE PROXY CARD

2.	The Company’s proposal to vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	The Company’s proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending February 29, 2020.

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.